                                                                 FILE NO.
   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          WATER PIK TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                      25-1843384
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
       INCORPORATION OR ORGANIZATION)

     660 NEWPORT CENTER DRIVE, SUITE 470
          NEWPORT BEACH, CALIFORNIA                                92660
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (949) 719-3700

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                      NAME OF EACH EXCHANGE ON WHICH
   TITLE OF EACH CLASS TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED
   ---------------------------------------            ------------------------------
   COMMON STOCK, PAR VALUE $.01 PER SHARE                 NEW YORK STOCK EXCHANGE

       PREFERRED SHARE PURCHASE RIGHTS                    NEW YORK STOCK EXCHANGE

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:   NONE
                                                    (TITLE OF CLASS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WATER PIK TECHNOLOGIES, INC.

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

ITEM
NO.                       ITEM CAPTION                          LOCATION IN INFORMATION STATEMENT
----                      ------------                          ---------------------------------
  1    Business...........................................  "Summary," "Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations" and "Our Business"
  2    Financial Information..............................  "Management's Discussion and Analysis of
                                                            Financial Condition and Results of
                                                            Operations," "Our Historical Selected
                                                            Financial Data," "Our Unaudited Pro Forma
                                                            Consolidated Financial Information," and
                                                            "Index to Our Financial Statements"
  3    Properties.........................................  "Our Business"
  4    Security Ownership of Certain Beneficial Owners and
       Management.........................................  "Security Ownership"
  5    Directors and Officers.............................  "Management" and "Liability and
                                                            Indemnification of Our Officers and
                                                            Directors"
  6    Executive Compensation.............................  "Management"
  7    Certain Relationships and Related Transactions.....  "Arrangements with ATI Relating to the
                                                            Spin-Off"
  8    Legal Proceedings..................................  "Our Business"
  9    Market Price of and Dividends on the Registrant's
       Common Equity and Related Stockholder Matters......  Not Applicable
 10    Recent Sales of Unregistered Securities............  Not Applicable
 11    Description of Registrant's Securities to be
       Registered.........................................  "Description of Our Capital Stock"
 12    Indemnification of Officers and Directors..........  "Liability and Indemnification of Our
                                                            Officers and Directors"
 13    Financial Statements and Supplementary Data........  "Management's Discussion and Analysis of
                                                            Financial Condition and Results of
                                                            Operations," "Our Historical Selected
                                                            Financial Data," "Our Unaudited Pro Forma
                                                            Consolidated Financial Information," and
                                                            "Index to Our Financial Statements"
 14    Changes in and Disagreements with Accountants on
       Accounting and Financial Disclosure................  Not Applicable
 15    Financial Statements and Exhibits..................  "Index to Our Financial Statements" and
                                                            "Exhibit Index"

                     [ALLEGHENY TELEDYNE INCORPORATED LOGO]

                                                                          , 1999

To Our Stockholders:

     These are exciting times at your company. In January we announced our plans to effect a major transformation of Allegheny Teledyne that included the spin-offs of two of our business segments into independent, publicly-traded companies. This transformation is now being implemented. The businesses formerly comprising our Consumer segment will be a separate company known as Water Pik Technologies, Inc. The businesses formerly comprising our Aerospace and Electronics segment will now be a separate company known as Teledyne Technologies Incorporated. The common stock of these companies will be traded on the New York Stock Exchange under the symbols "PIK" and "TDY," respectively.

     Concurrently with the spin-offs, we will change our name to "Allegheny Technologies Incorporated." We also intend to effect a one-for-two reverse split of our common stock.

     The spin-offs will allow Allegheny Technologies to focus exclusively on its strategic growth objectives as one of the largest and most diversified specialty metals companies in the world. ATI's strong base of companies provides an excellent foundation for enhanced operating synergies and for adding strategically complementary acquisitions. At the same time, the spin-offs provide each new company with a sharper focus, more efficient access to the capital markets, and substantial growth opportunities in its respective areas of expertise. By creating these new companies, we believe that we will unlock greater value for their respective businesses and enhance their ability to thrive in today's competitive marketplace.

     Both of the spin-offs, which will be tax-free to U.S. stockholders and
which do not require any action on your part, will be completed on        ,
1999. For every 20 shares of ATI common stock that you own as of the close of business on that date, you will receive one share of Water Pik Technologies common stock. For every seven shares of ATI common stock that you own as of the
close of business on        , 1999, you will receive one share of Teledyne
Technologies common stock.

     The enclosed Information Statement contains information about the spin-off of Water Pik Technologies and about Water Pik Technologies' business, management and financial performance. Information about the Teledyne Technologies spin-off is being provided to you in a separate document. We encourage you to read all of these materials carefully.

                                          Very truly yours,

                                          Richard P. Simmons
                                          Chairman

                      [WATER PIK TECHNOLOGIES, INC. LOGO]

                                                                          , 1999

To Our Future Stockholders:

     Welcome to Water Pik Technologies, Inc. On              , 1999 you will
become a stockholder of our company. We hope that you share our enthusiasm about our new company and its future.

     Water Pik Technologies is a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products. We believe that our Water Pik(R), Laars(R) and Jandy(R) products have strong brand name recognition and a reputation for quality and innovation among consumers.

     For over 35 years, we have manufactured personal health care products, such as The Original Shower Massage(R) product line, that are sold primarily under our Water Pik(R) brand name. Our swimming pool and spa heaters, controls, valves and accessories, many of which we have manufactured for over 40 years, are sold primarily under our Laars(R) and Jandy(R) brand names. Our residential and commercial water-heating systems, which we have manufactured for over 50 years, are sold primarily under our Laars(R) brand name.

     Our vision is to create a growth oriented consumer products company which capitalizes on our well recognized brand names and develops innovative products that provide outstanding value to our customers. I am excited to be working with a management team that will provide high caliber, experienced leadership and that is committed to achieving our business strategy.

     Please read the enclosed material for more information about our company. We look forward to your support and are pleased to have you share in this exciting opportunity.

                                          Very truly yours,

                                          Michael P. Hoopis
                                          President and Chief Executive Officer

 PRELIMINARY INFORMATION STATEMENT DATED SEPTEMBER 13, 1999 -- FOR INFORMATION
                                      ONLY

                             INFORMATION STATEMENT
                           -------------------------

                   ALLEGHENY TELEDYNE INCORPORATED'S SPIN-OFF

                                       OF

                          WATER PIK TECHNOLOGIES, INC.
                           -------------------------

     We are furnishing you with this Information Statement in connection with the spin-off by Allegheny Teledyne Incorporated ("ATI") of all of the outstanding common stock of Water Pik Technologies, Inc. to stockholders of ATI. We own and operate the businesses formerly comprising the Consumer segment of ATI.

     ATI will accomplish the spin-off by distributing all issued and outstanding shares of our common stock to holders of record of ATI common stock. ATI will distribute one share of our common stock for every 20 ATI shares held as of the
close of business on              , 1999. The actual number of our shares to be
distributed will depend on the number of ATI shares outstanding on that date.

     Concurrently with the spin-off, ATI will change its name to "Allegheny Technologies Incorporated."

     OWNING SHARES OF OUR COMMON STOCK WILL ENTAIL RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 15.

     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

         The date of this Information Statement is              , 1999.

                [PHOTOGRAPHS OF WATER PIK TECHNOLOGIES PRODUCTS]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................   15
Cautionary Statement as to Forward-Looking Statements.......   21
The Spin-Off................................................   22
  Reasons for the Spin-Off..................................   22
  Manner of Effecting the Spin-Off..........................   23
  Results of the Spin-Off...................................   23
  Certain Federal Income Tax Consequences of the Spin-Off...   24
  Listing and Trading of Our Common Stock...................   26
Our Historical Selected Financial Data......................   28
Our Unaudited Pro Forma Consolidated Financial
  Information...............................................   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   34
Our Business................................................   44
  Overview..................................................   44
  Industry Overview.........................................   44
  Competitive Strengths.....................................   45
  Our Business Strategy.....................................   46
  Our Products..............................................   48
  Sales, Marketing and Distribution.........................   52
  Competition...............................................   53
  Research and Development..................................   53
  Manufacturing and Facilities..............................   54
  Patents and Trademarks....................................   55
  Seasonality...............................................   55
  Legal Proceedings.........................................   55
  Employees.................................................   55
Arrangements with ATI Relating to the Spin-Off..............   56
  Separation and Distribution Agreement.....................   56
  Employee Benefits Agreement...............................   57
  Tax Sharing and Indemnification Agreement.................   58
  Interim Services Agreement................................   59
Management..................................................   60
  Directors.................................................   60
  Committees of Our Board of Directors......................   61
  Compensation of Our Directors.............................   63

                                                              PAGE
                                                              ----
  Executive Officers and Senior Management..................   64
  Historical Compensation of Executive Officers.............   65
  Employment Agreements.....................................   66
  Benefit Plans Following the Spin-Off......................   67
Security Ownership..........................................   70
Description of Our Capital Stock............................   71
  Common Stock..............................................   71
  Preferred Stock...........................................   72
  Rights Plan...............................................   72
  Certain Provisions of Our Governing Documents.............   74
  Anti-takeover Legislation.................................   77
  Transfer Agent and Registrar..............................   77
Liability and Indemnification of Our Officers and
  Directors.................................................   78
  Elimination of Liability..................................   78
  Indemnification of Officers and Directors.................   78
Available Information.......................................   78
Index to Our Financial Statements...........................  F-1

                                    SUMMARY

     This summary highlights selected information from this Information Statement, but does not contain all the details concerning the spin-off, including information that may be important to you. To better understand us and the spin-off, you should carefully review this entire document. References to "we," "us," "our", "Water Pik Technologies" or "the Company" mean Water Pik Technologies, Inc. and our subsidiaries and divisions. References to "ATI" mean Allegheny Teledyne Incorporated and its subsidiaries and divisions.

WHO WE ARE

     Water Pik Technologies is a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products, which include the following:

PERSONAL HEALTH CARE PRODUCTS

     - Water Pik(R) shower heads, including The Original Shower Massage(R) shower head and innovations such as The Flexible Shower Massage(TM) and the Misting Massage(TM) shower heads

     - Water Pik(R) oral health products such as the Water Pik(R) Oral Irrigator, Water Pik(R) Dental Systems and the SenSonic(R) Plaque Removal Instrument and a broad range of professional dental products

     - Water Pik(R) water filtration products such as our Water Pik(R) and Instapure(R) filtration systems

POOL AND WATER-HEATING PRODUCTS

     - Laars(R) swimming pool and spa heaters, such as the Laars(R) LX

     - Jandy(R) pool and spa digital controls

     - Jandy(R) RayVac automatic pool cleaners

     - Jandy(R) pool and spa plumbing products, such as valves, actuators, pumps and filters

     - Jandy(R) water features such as the Sheer Descent(R) Waterfall and the Jandy(R) Fountain

     - Jandy(R) Sheer Radiance(TM)fiber optic lighting for underwater perimeter and landscaping uses

     - Water Pik(TM) and Jandy(TM) pool and spa accessories, including cleaning and maintenance supplies, white goods, ladders, solar reels, floating lounges, pool toys and games

     - Laars(R) residential and commercial water-heating systems, such as the Laars(R) Endurance(TM) modulating boiler and the Mighty Max(R) series of commercial boilers and water heaters

     We believe our Water Pik(R), Laars(R) and Jandy(R) products have strong brand name recognition and a reputation for quality and innovation among consumers. Through our extensive distribution network, our products are distributed through more than 45,000 retail and wholesale outlets in North America. Fiscal year sales in 1998 were $235.8 million and sales for the first six months of 1999 were $118.5 million.

OUR COMPETITIVE STRENGTHS AND BUSINESS STRATEGY

     Our vision is to create a growth oriented consumer products company which capitalizes on our well recognized brand names and develops innovative products that provide outstanding value to our customers.

COMPETITIVE STRENGTHS

     We believe we are a strong competitor for the following reasons:

     - Strong Brand Names

     - Reputation for Innovative Products

     - Extensive Distribution Network

     - Proven Manufacturing Capabilities

     - Experienced Management Team

OUR BUSINESS STRATEGY

     To achieve our vision, we intend to pursue the following strategies:

     - Accelerate Introduction of Innovative New Products

     - Broaden Product Offerings

     - Leverage Our Strong Brand Name Recognition

     - Capitalize Upon Our Existing Distribution Channels

     - Utilize Our Manufacturing Capabilities to Become a Lower Cost Producer

     - Expand Our International Presence

     - Leverage Our Customer Services Capabilities

     - Pursue Selected Acquisitions and Strategic Alliances

QUESTIONS AND ANSWERS ABOUT US AND THE SPIN-OFF

Why are we being spun-off by
ATI?                                - After a strategic review completed in
                                      1998, ATI concluded that its Consumer
                                      segment, which will comprise our Company, would be able to grow faster and more effectively as a separate, independent public company. As a separate company, we will be better able to focus on our own strategic priorities and to have more effi-
                                       cient access to the capital markets than we could as part of ATI. We believe that the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

                                         - Our business has different
                                           fundamentals, growth characteristics
                                           and strategic priorities than the
                                           specialty metals businesses currently
                                           conducted by ATI. The separation of
                                           our business from those of ATI will
                                           enable us to focus on our own
                                           strategic priorities, which should
                                           increase our ability to capitalize on
                                           growth opportunities for our business
                                           and enhance our ability to respond
                                           more quickly to changes in the
                                           markets that we serve.

                                         - The spin-off will enable us to have
                                           direct access to the capital markets.
                                           We intend to raise our own equity
                                           capital that we will use to expand
                                           our business by further developing
                                           high quality, lower cost
                                           manufacturing capabilities; pursuing
                                           product line extensions for existing
                                           categories; expanding into new
                                           channels of distribution with
                                           existing products; developing a
                                           self-sustaining product development
                                           process; and seeking complementary
                                           acquisitions and alliances to enhance
                                           our market presence.

                                         - The spin-off will enable us to
                                           recruit, retain and motivate key
                                           employees by providing them with
                                           stock-based compensation incentives
                                           directly tied to the success of our
                                           separated business.

What will I receive in the
spin-off?                           - ATI will distribute one share of our
                                      common stock for every 20 shares of ATI
                                      stock you owned as of           , 1999.
                                      For example, if you own 100 shares of ATI common stock, you will receive five shares of our common stock. You will continue to own your ATI common stock. ATI intends to effect a one-for-two reverse split of its common stock immediately after the spin-off.

What do I have to do to
participate
  in the spin-off?                  - Nothing. No stockholder vote is required
                                      for the spin-off.

How will ATI distribute Water
Pik
  Technologies common stock to
  me?                               - If you own ATI common stock on the record
                                       date, the distribution agent will
                                      automatically
                                       credit your shares of our common stock to
                                       a book-entry account established to hold
                                       your Water Pik Technologies common stock
                                       on           , 1999 and will mail you a
                                       statement of your Water Pik Technologies common stock ownership. Following the spin-off you may retain your shares of Water Pik Technologies common stock in your book-entry account, sell them, transfer them to a brokerage or other account, or request a physical certificate for whole shares. You will not receive new ATI stock certificates.

What is the record date?            - The record date is           , 1999.

What if I hold my shares of ATI
  stock through my stockbroker,
  bank or other nominee?            - If you hold your shares of ATI stock
                                      through your stockbroker, bank or other
                                      nominee, you are probably not a
                                      stockholder of record and your receipt of
                                      Water Pik Technologies common stock
                                      depends on your arrangements with the
                                      nominee that holds your shares of ATI
                                      stock for you. We anticipate that
                                      stockbrokers, banks and other nominees
                                      generally will credit their customers'
                                      accounts with Water Pik Technologies
                                      common stock on or about           , 1999,
                                      but you should check with your
                                      stockbroker, bank or other nominee.
                                      Following the spin-off you may instruct
                                      your stockbroker, bank or other nominee to transfer your shares of Water Pik Technologies common stock into your own name to be held in book-entry form through the direct registration system operated by the distribution agent.

How will you treat fractional
shares?                             - If you are otherwise entitled to receive a
                                       fractional share of Water Pik
                                      Technologies common stock you will receive cash instead of the fractional share. Fractional shares will be aggregated and sold by the distribution agent, which will distribute to you your portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed instead of fractional shares.

What is Water Pik Technologies'
  dividend policy?                  - We currently anticipate that no cash
                                      dividends will be paid on Water Pik
                                      Technologies common stock in order to
                                      conserve cash for use in our business,
                                      including possible future acquisitions.
                                      Our board of directors will periodically re-evaluate this dividend policy taking into account our operating results, capital needs and other factors.

How does Water Pik Technologies
  common stock differ from ATI
  common stock?                     - Water Pik Technologies common stock and
                                      ATI common stock will be different
                                      securities and will not trade or be valued alike. Water Pik Technologies and ATI will be separate companies, with different management, fundamentals, growth characteristics and strategic priorities. However, as with ATI common stock, Water Pik Technologies common stock will have the following characteristics:

                                         - be fully paid and nonassessable;

                                         - have one vote per share, with no
                                           right to cumulate votes;

                                         - carry no preemptive rights; and

                                         - be accompanied by Preferred Share
                                           Purchase Rights.

How will Water Pik Technologies
  common stock trade?               - We have applied to list Water Pik
                                      Technologies common stock on the New York
                                      Stock Exchange under the symbol "PIK" and
                                      expect that regular trading will begin on
                                                , 1999. A temporary form of
                                      interim trading called "when-issued
                                      trading" may occur for our common stock on
                                      or before           , 1999 and continue
                                      through           , 1999. If when-issued
                                      trading occurs, the listing for Water Pik
                                      Technologies common stock will be
                                      accompanied by the "wi" letters on the New
                                      York Stock Exchange. If when-issued
                                      trading develops, you will be able to buy
                                      Water Pik Technologies common stock in
                                      advance of the           , 1999 spin-off
                                      and you may sell Water Pik Technologies
                                      common stock in advance of such date on a when-issued basis.

How will ATI common stock trade?    - ATI stock will continue to trade "regular
                                      way."

Is the spin-off taxable for
United
  States federal income tax
  purposes?
                                    - No. ATI has received a tax ruling from the
                                       Internal Revenue Service (or IRS) stating
                                      that the spin-off will be tax-free to ATI and to ATI's stockholders. The continuing validity of the IRS tax ruling is subject to various factual representations and assumptions, including the completion of a public offering of our common stock within approximately one year of the spin-off. See "Risk Factors" and "The Spin-Off -- Certain Federal Income Tax Consequences of the Spin-Off."

Will we be related to ATI in any
way
  after the spin-off?               - ATI will not own any of our common stock
                                      after the spin-off.

                                    - Until the third annual meeting of our
                                      stockholders held after the spin-off, at least a majority of the members of our board of directors will also be members of the board of directors of ATI. See "Management."

                                    - We will enter into the following
                                      agreements with ATI prior to the spin-off:

                                         - A Separation and Distribution
                                           Agreement, which provides for the
                                           various corporate transactions
                                           required to separate our business
                                           from other businesses of ATI and
                                           governs various relationships and
                                           circumstances that may arise between
                                           us after the spin-off;

                                         - An Employee Benefits Agreement, which
                                           contains various agreements between
                                           ATI and us concerning employees,
                                           pension and employee benefit plans
                                           and other compensation arrangements
                                           for current and former employees of
                                           our business;

                                         - A Tax Sharing and Indemnification
                                           Agreement allocating certain federal,
                                           state, local and foreign tax
                                           responsibilities and liabilities
                                           between ATI and us; and

                                         - An Interim Services Agreement under
                                           which ATI will provide various
                                           services to us for limited periods of
                                           time following the spin-off.

                                      See "Arrangements with ATI Relating to the
                                      Spin-Off."

Are there any risks entailed in
  owning our stock?                 - Yes. Stockholders should consider
                                      carefully the matters discussed in the
                                      section of this Information Statement
                                      called "Risk Factors."

How can I obtain information
about
  the separate spin-off of ATI's
  Aerospace and Electronics
  segment?
                                    - The decision to spin-off Teledyne
                                      Technologies Incorporated, the company
                                      that owns and operates the businesses
                                      formerly comprising ATI's Aerospace and
                                      Electronics segment, was the result of the strategic process that led to the decision to spin-off Water Pik Technologies. You will be provided with a separate Information Statement describing the spin-off of Teledyne Technologies Incorporated.

WHAT WE HAVE ALREADY DONE IN PREPARATION FOR THE SPIN-OFF

Board Appointments                  - As of the date of the spin-off, the board
                                      of directors will consist of at least four members, including Michael P. Hoopis, who is our President and Chief Executive Officer, and Robert P. Bozzone, W. Craig McClelland and William G. Ouchi, who are directors of ATI. Until the third annual meeting of our stockholders held after the spin-off, at least a majority of our directors will also be members of the board of directors of ATI. See "Management."

Senior Management Appointments      - Michael P. Hoopis is our President and
                                      Chief Executive Officer. He has been the
                                      President and Chief Executive Officer of
                                      ATI's Consumer segment since October 1998.
                                      Mr. Hoopis has over 25 years experience in the manufacturing, distribution and marketing of a wide variety of consumer products. Robert A. Shortt will be our Executive Vice President -- Sales, Marketing and Business Development, Victor
                                      C. Streufert will be our Vice
                                      President -- Finance and Chief Financial
                                      Officer, Richard P. Bisson will be our
                                      Vice President -- Operations, and Robert
                                      J. Rasp will continue as President of
                                      Laars. These executives collectively have a broad range of experience in marketing and merchandising, financial management and acquisitions, and multi-national production and distribution.

New Credit Facility                 - Prior to the spin-off, ATI will establish
                                      a five-year, $60 million secured term loan and revolving credit facility. Prior to the spin-off, ATI will use $40 million of borrowings under this credit facility to repay certain of its debt obligations. In connection with the spin-off, we will assume the repayment obligations for $40 million under this credit facility. Following the spin-off, we will have up to $20 million of borrowing availability remaining under the credit facility, subject to the terms of the facility.

WHO CAN HELP ANSWER YOUR QUESTIONS

     Stockholders of ATI with questions relating to the spin-off should contact:

                              Richard J. Harshman
                       Vice President, Investor Relations
                          and Corporate Communications
                        Allegheny Teledyne Incorporated
                               1000 Six PPG Place
                      Pittsburgh, Pennsylvania 15222-5479
                                  412-394-2861

     The distribution agent for our common stock in the spin-off and the transfer agent and registrar for our common stock after the spin-off is:

                   ChaseMellon Shareholders Services, L.L.C.
                               85 Challenger Road
                                Overpeck Centre
                       Ridgefield Park, New Jersey 07660
                                 1-XXX-XXX-XXXX

                     OUR HISTORICAL SELECTED FINANCIAL DATA

     The following table summarizes certain selected combined financial data for Water Pik Technologies. The income statement data for each of the three years ended December 31, 1998, 1997 and 1996 and the balance sheet data at December 31, 1998 and 1997 set forth below are derived from audited combined financial statements of Water Pik Technologies. The income statement data for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1995 and 1994 and the balance sheet data at June 30, 1999 and 1998 and December 31, 1996, 1995 and 1994 set forth below are derived from unaudited combined financial statements of Water Pik Technologies.

     The historical selected combined financial data are not necessarily indicative of the results of operations or financial position that would have occurred if Water Pik Technologies had been a separate, independent public company during the periods presented, nor are they indicative of our future performance. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included in this Information Statement. Per share data has not been presented because Water Pik Technologies was not a publicly held company during the periods presented.

                            SIX MONTHS ENDED
                                JUNE 30,                       YEARS ENDED DECEMBER 31,
                           -------------------   ----------------------------------------------------
                             1999       1998       1998       1997       1996       1995       1994
                           --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Sales....................  $118,462   $105,477   $235,788   $241,167   $215,675   $205,794   $194,213
Net income...............  $  4,136   $  3,381   $ 11,495   $ 17,552   $  7,353   $  5,231   $  6,556
Working capital..........  $ 26,812   $ 36,771   $ 35,778   $ 39,057   $ 41,914   $ 42,870   $ 40,314
Total assets.............  $116,198   $109,276   $127,794   $119,974   $118,375   $ 97,348   $ 91,966
Stockholder's equity.....  $ 77,573   $ 77,237   $ 88,822   $ 80,653   $ 85,335   $ 72,238   $ 71,127

                  PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

     The pro forma selected financial data set forth below are derived from the unaudited pro forma consolidated financial information included in this Information Statement. The pro forma data do not represent what our financial condition or results of operations would have been had we operated as a separate, independent public company, nor does it give effect to any events other than those discussed in the related notes. The pro forma data also does not project Water Pik Technologies' financial position or results of operations as of any future date or for any future period.

     The capital structure that existed when our business operated as a part of ATI is not relevant because it does not reflect the expected future capital structure of Water Pik Technologies as a separate, independent public company. Accordingly, per share data for earnings has not been presented except for pro forma earnings per share for the six months ended June 30, 1999 and the year ended December 31, 1998. The basic weighted average shares outstanding were calculated by applying the distribution ratio (one share of Water Pik Technologies common stock for every 20 shares of ATI common stock) to ATI's basic weighted average shares outstanding during each period.

                                              SIX MONTHS ENDED         YEAR ENDED
                                                JUNE 30, 1999      DECEMBER 31, 1998
                                              -----------------    ------------------
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Sales.......................................      $118,462              $235,788
Net income..................................      $  3,176              $  9,575
Basic earnings per share....................      $   0.33              $   0.97
Weighted average shares
  outstanding -- basic......................         9,666                 9,838
Diluted earnings per share..................      $   0.33              $   0.97
Weighted average shares
  outstanding -- diluted....................         9,667                 9,838
Working capital.............................      $ 26,812
Total assets................................      $119,345
Long-term debt..............................      $ 40,000
Stockholders' equity........................      $ 30,970

                                  RISK FACTORS

     You should carefully consider all the information we have included in this Information Statement. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement as to Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," where we describe additional uncertainties associated with our business and certain forward-looking statements included in this Information Statement.

WE MAY BE UNABLE TO SUCCESSFULLY ENHANCE OUR EXISTING PRODUCTS AND DEVELOP AND MARKET ENHANCED OR NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER.

     Our growth and future success will depend upon our ability to enhance our existing products and to develop and market enhanced or new products in a timely and cost effective manner. We may not be successful in developing or marketing enhanced or new products, and our products may not be accepted by the market. The resulting level of sales of any of our enhanced or new products may not justify the costs associated with their development and marketing.

WE MAY NOT HAVE SUFFICIENT CAPITAL RESOURCES TO FUND PLANNED PRODUCT LINE EXTENSIONS, NEW PRODUCT DEVELOPMENT, CAPITAL EXPENDITURES AND POSSIBLE ACQUISITIONS.

     We cannot satisfy all of our planned product line extensions, new product development plans, capital expenditure programs and possible acquisitions without additional capital. We believe that our working capital and general financing requirements for our existing business can be satisfied from the anticipated cash flow from operations and available borrowings under the credit facility. We plan to raise additional capital through a public offering of our common stock. In addition, we are required to complete a public offering of our common stock in order for the representations underlying the IRS tax ruling to remain valid.

     Our ability to raise additional capital will depend on a variety of factors, some of which will not be within our control, including investor perceptions of us, our business and the industries in which we operate, and general economic and market conditions. We may be unable to successfully raise needed capital and the amount of net proceeds that will be available to us may not be sufficient to meet our needs. Failure to successfully raise needed capital on a timely basis or to obtain any needed additional financing could have a material adverse effect on our business, results of operations and financial condition.

THE FAILURE OF OUR GROWTH STRATEGY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     As part of our growth strategy, we plan to:

     - develop high quality, lower cost manufacturing capabilities;

     - pursue product line extensions for existing categories;

     - expand into new channels of distribution with existing products;

     - develop a self-sustaining product development process; and

     - seek complementary acquisitions and alliances to enhance our market presence.

     We cannot assure you that our strategic objectives will be realized or, if realized, will result in increased revenue, profitability or market presence.

     Executing our strategy may also place a strain on our production, information systems and other resources. To manage growth effectively, we must maintain a high level of manufacturing quality and efficiency, continue to enhance our operational, financial and management systems, including our database management, inventory control and distribution systems, and expand, train and manage our employee base. We cannot assure you that we will be able to effectively manage our expansion in any one or more of these areas, and any failure to do so could have a material adverse effect on our business, results of operations and financial condition.

INCREASING COMPETITION COULD REDUCE THE DEMAND FOR OUR PRODUCTS.

     The markets in which we operate are highly competitive. We compete with domestic and international companies. Among our most significant competitors are larger companies, such as The Gillette Company, which manufactures Braun(R) products; The Clorox Company, which manufactures Brita(R) products; Procter & Gamble Co., after its pending acquisition of the manufacturer of PUR(R) products; Essef Corporation, which includes PacFab, Inc./East; and United Dominion Industries, Ltd., whose subsidiary Weil-McLain manufactures boiler products. These companies have greater financial and technical resources than we do and may be willing to commit significant resources to protect their own market shares or to capture market share from us. As a result, we may need to incur greater costs than previously incurred for trade and consumer promotions and advertising to preserve or improve market share and to introduce and establish new products and line extensions. At the same time, we may need to undertake additional production related cost-cutting measures to enable us to respond to competitors' price reductions and marketing efforts without reducing our margins. We cannot assure you that we will be able to make such additional expenditures or implement such cost-cutting measures or that, if made or implemented, they will be effective.

IF WE FAIL TO UNDERTAKE A PUBLIC OFFERING OF OUR COMMON STOCK WITHIN ONE YEAR FOLLOWING THE SPIN-OFF, WE WILL BE IN BREACH OF OUR AGREEMENTS WITH ATI.

     ATI has received a tax ruling from the IRS stating that the spin-off will be tax-free to ATI and to ATI's stockholders. One of the assumptions underlying the tax ruling is that we will undertake a public offering of our common stock within one year following the spin-off and use the anticipated gross proceeds of approximately $50 million (less associated costs) for further development of high quality, lower cost manufacturing capabilities, for product line extensions, to expand channels of distribution, to develop a self-sustaining product development process, and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement and the Tax Sharing and Indemnification Agreement, we have also agreed with ATI to undertake such a public offering. Our failure to do so would be a breach of those agreements and subject us to substantial liabilities.

WE ARE DEPENDENT ON CERTAIN KEY CUSTOMERS AND THE GENERAL RETAIL ENVIRONMENT.

     Our top ten customers accounted for 33% of our net sales in 1998. South Central Pool and Wal-Mart Stores Inc. were our largest customers, accounting for 9.1% and 7.4%, respectively, of our net sales in 1998.

     We face pricing pressures from our trade customers. Because of the highly competitive retail environment, retailers have increasingly sought to reduce inventory levels and obtain pricing concessions from vendors. From time to time, we may need to reduce the prices for some of our products to respond to competitive and consumer pressures. We are also subject to the risk that high-volume customers could seek alternative pricing concessions or better trade terms. The loss of, or a substantial decrease in the volume of purchases by, South Central Pool or Wal-Mart Stores Inc. or any of our other top customers could have a material adverse effect on our business, results of operations and financial condition.

     Our performance also is dependent upon the general health of the retail environment. Changes in that environment and the financial difficulties of retailers could have a material adverse effect on our business, results of operations and financial condition.

ACQUISITIONS INVOLVE INHERENT RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our growth strategy includes possible acquisitions. Acquisitions involve various inherent risks, such as:

     - our ability to assess accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

     - the potential loss of key personnel of an acquired business;

     - our ability to integrate acquired businesses and to achieve identified financial and operating synergies anticipated to result from an acquisition; and

     - unanticipated changes in business and economic conditions affecting an acquired business.

     We recently completed the acquisition of substantially all the assets of Les Agences Claude Marchand Inc., doing business in Canada as Olympic Pool Accessories, a manufacturer and distributor of pool accessories located in Montreal, Quebec. We may be unable to successfully complete the integration of Olympic Pool Accessories into our operations.

OUR BUSINESS IS HIGHLY SEASONAL WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our business is highly seasonal, with operating results varying from quarter to quarter. Both our personal health care products and our water-heating products have historically experienced higher sales in the third and fourth quarters of each year due to the holiday season and cooler weather. Our swimming pool and spa equipment products have historically experienced higher sales in the second and fourth quarters of each year as consumers purchase such products in anticipation of and during the warmer spring and summer months.

HAVING NO OPERATING HISTORY AS AN INDEPENDENT COMPANY MAKES IT DIFFICULT TO PREDICT OUR PROFITABILITY AS A STAND-ALONE COMPANY.

     We do not have an operating history as an independent company. Our business has historically relied on ATI for various financial, managerial and administrative services and has been able to benefit from the earnings, financial resources, assets and cash flows of

ATI's other businesses. After the spin-off, ATI will only be obligated to provide us with the assistance and services set forth in the Interim Services Agreement. See "Arrangements with ATI Relating to the Spin-Off."

     Following the spin-off, we will incur costs and expenses associated with the management of a public company that we expect will be greater than the amounts reflected in our historical financial statements. We will also incur interest expense and be subject to the other requirements associated with our credit facility. While we have been profitable as part of ATI, we cannot assure you that, as a stand-alone company, our future profits will be comparable to historical operating results before the spin-off.

     We also will need to dedicate significant managerial and other resources at the corporate level to establish the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources, we cannot assure you that this will be the case or that we will successfully implement our operating and growth initiatives. Failure to implement these initiatives successfully could have a material adverse effect on our business, results of operations and financial condition.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH INTERNATIONAL SALES.

     During 1998, international sales accounted for approximately 16% of our total sales, of which approximately 7% were sales made in Canada. We anticipate that future international sales will increase and account for a more significant percentage of our sales. Risks associated with such increased international sales include:

     - political and economic instability;

     - export controls;

     - changes in legal and regulatory requirements;

     - U.S. and foreign government policy changes affecting the markets for our products;

     - changes in tax laws and tariffs;

     - the impact of the transition to a common European currency;

     - convertibility and transferability of international currencies; and

     - exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on international sales when converted into dollars).

     Any of these factors could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR INABILITY TO RETAIN KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE SUCCESS.

     Our future success depends to a significant extent upon the continued service of our executive officers, many of whom recently joined us, and other key management and technical personnel, and on our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, results of operations and financial condition. In particular, the loss of the services of Michael P. Hoopis, our President and Chief Executive Officer, could materially and adversely affect us.

PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As a manufacturer and distributor of consumer products, our results of operation are susceptible to adverse publicity regarding the quality or safety of our products. In particular, product liability claims challenging the safety of our products may result in a decline in sales for a particular product, which could adversely affect our results of operations. This could be true even if the claims themselves are ultimately settled for immaterial amounts. We cannot assure you that this type of adverse publicity will not occur or that product liability claims will not be made in the future.

     In addition, we are subject to the Consumer Products Safety Act which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

     If the Consumer Products Safety Commission would require us to recall or repurchase our products, or if we would institute a voluntary recall of our products, the repurchase or recall could be costly to us financially and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that could not be sold. This could have a material adverse effect on our business, results of operations and financial condition.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD REDUCE OUR COMPETITIVENESS.

     Our intellectual property rights are important to our business. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets, proprietary information, patent and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, we cannot assure you that the steps taken by us to protect these intellectual property rights will be adequate to prevent misappropriation of our technology or the independent development of similar technology by others. The costs associated with protecting our intellectual property rights, including litigation costs, may be material. We also cannot be sure that we will be able to successfully assert our intellectual property rights or that these rights will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our products are sold do not protect our intellectual property rights to the same extent as the laws of the United States. A failure by us or our inability to protect our intellectual property rights, and a successful intellectual property challenge or infringement proceeding against us, could make us less competitive and have a material adverse effect on our business, operating results and financial condition.

SINCE THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK IT IS IMPOSSIBLE TO PREDICT THE PRICES AT WHICH OUR COMMON STOCK WILL TRADE IN THE OPEN MARKET.

     There has been no prior trading market for our common stock, and we cannot predict the prices at which trading in our common stock will occur after the spin-off. The trading prices for our common stock could fluctuate significantly.

SUBSTANTIAL SALES OF OUR COMMON STOCK FOLLOWING THE SPIN-OFF OR THE PROSPECT OF THE REQUIRED PUBLIC OFFERING COULD CAUSE A DECREASE IN THE MARKET PRICE OF OUR COMMON STOCK.

     Substantially all of the shares of our common stock distributed in the spin-off will be eligible for immediate resale in the public market. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors, including mutual funds, who acquire shares of common stock in the transaction. In addition, the prospect of our being required to undertake a public offering of our common stock within one year following the spin-off may adversely affect the market price of our common stock.

     We are not able to predict what the market price for our common stock will be following the spin-off. Sales of substantial amounts of our common stock in the public market during this period, the perception that any redistribution has not been completed, or the prospect of our having to undertake a public offering of our common stock following the spin-off, could materially adversely affect the market price of our common stock.

FAILURE OF REPRESENTATIONS AND ASSUMPTIONS UNDERLYING THE IRS TAX RULING COULD CAUSE THE SPIN-OFF NOT TO BE TAX-FREE TO ATI OR TO ATI'S STOCKHOLDERS AND MAY REQUIRE US TO INDEMNIFY ATI.

     While the tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), generally is binding on the IRS, the continuing validity of the tax ruling is subject to certain factual representations and assumptions, including the assumption that we will complete a required public offering of our common stock within one year following the spin-off, and use the anticipated gross proceeds of approximately $50 million (less associated costs) to further develop high quality, lower cost manufacturing capabilities, extend our existing product lines, expand our channels of distribution, develop a self-sustaining product development process, and for acquisitions and/or joint ventures. ATI and Water Pik Technologies are not aware of any facts or circumstances that would cause such representations and assumptions to become untrue.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, ATI would recognize taxable gain equal to the amount by which the fair market value of the Water Pik Technologies common stock distributed to ATI's stockholders exceeded ATI's tax basis in our common stock. In addition, the distribution of our common stock to each ATI stockholder would generally be treated as taxable in an amount equal to the fair market value of the Water Pik Technologies common stock they receive.

     If the spin-off qualified as a distribution under Section 355 of the Code but was disqualified as tax-free to ATI because of certain post-spin-off circumstances (such as an acquisition of Water Pik Technologies), ATI would recognize taxable gain as described above, but the distribution of our common stock in the spin-off would generally be tax-free to each ATI stockholder.

     The Tax Sharing and Indemnification Agreement also provides that we will be responsible for any taxes imposed on and other amounts paid by ATI, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is caused by certain post-spin-off actions by or with respect to us (including our subsidiaries) or our stockholders. For example, the acquisition of Water Pik Technologies by a third party during the two-year period following the spin-off could cause such a failure or disqualification. If any of the taxes or other amounts described above were to become payable by us, the payment could have a material adverse effect on our business, results of operations, financial position, and cash flow and could exceed our net worth by a substantial amount. See "Arrangements with ATI Relating to the Spin-Off -- Tax Sharing and Indemnification Agreement."

PROVISIONS OF OUR GOVERNING DOCUMENTS, APPLICABLE LAW AND THE TAX SHARING AND INDEMNIFICATION AGREEMENT COULD HAVE THE EFFECT OF DELAYING OR PREVENTING OUR CHANGE IN CONTROL, WHICH MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

     Our Certificate of Incorporation, Bylaws and Rights Agreement, and the General Corporation Law of the State of Delaware contain several provisions that could make the acquisition of control of Water Pik Technologies more difficult if our board of directors has not approved the transaction. See "Description of Our Capital Stock -- Rights Plan," "-- Certain Provisions of Our Governing Documents," and "-- Anti-takeover Legislation." Certain tax aspects of the spin-off could also discourage an acquisition of control of Water Pik Technologies for some period of time. For example, the acquisition of Water Pik Technologies by a third party during the two-year period following the spin-off could result in the spin-off not qualifying as a tax-free distribution within the meaning of Section 355 of the Code and trigger indemnification obligations of Water Pik Technologies under the Tax Sharing and Indemnification Agreement. See "Arrangements with ATI Relating to the Spin-Off -- Tax Sharing and Indemnification Agreement."

             CAUTIONARY STATEMENT AS TO FORWARD-LOOKING STATEMENTS

     We caution you that this document contains disclosures that are forward-looking statements. All statements regarding ATI's or Water Pik Technologies' expected future financial condition, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, growth opportunities for existing products or products under development, benefits from new technology, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," or similar expressions. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure you that such expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements.

     Factors that could cause our actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors."

     Neither Water Pik Technologies nor ATI has any intention of or obligation to update forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

                                  THE SPIN-OFF

REASONS FOR THE SPIN-OFF

     After a strategic review completed in 1998, ATI concluded that its Consumer segment, which will comprise our Company, would be able to grow faster and more effectively as a separate, independent public company. As a separate company, we will be better able to focus exclusively on our own strategic priorities and have more efficient access to the capital markets than we could as part of ATI.

     This Information Statement relates only to distribution of the common stock of Water Pik Technologies, whose business is that formerly comprising ATI's Consumer segment. A separate Information Statement will be provided to you regarding the spin-off of Teledyne Technologies Incorporated, the company that owns and operates the businesses formerly comprising ATI's Aerospace and Electronics segment.

     We believe that the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

     - Our business has different fundamentals, growth characteristics and strategic priorities than the specialty metals businesses currently conducted by ATI. The separation of our business from those of ATI will allow us to focus on our own strategic priorities, which should increase our ability to capitalize on growth opportunities for our business and enhance our ability to respond more quickly to changes in the markets that we serve.

     - The spin-off will enable us to have direct access to the capital markets to finance the expansion of our business and support our future growth. More specifically, we intend to raise our own equity capital to:

        - further develop high quality, lower cost manufacturing capabilities;

        - pursue product line extensions for existing categories;

        - expand into new channels of distribution with existing products;

        - develop a self-sustaining product development process; and

        - seek acquisitions and/or joint ventures, and acquire product lines and/or businesses that complement our existing business to attain critical mass.

     - The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our business.

MANNER OF EFFECTING THE SPIN-OFF

     ATI will effect the spin-off by distributing all issued and outstanding shares of our common stock to holders of record of ATI common stock as of the
close of business on              , 1999. The spin-off will be made on the basis
of one share of our common stock for every 20 shares of ATI common stock held.

     Since we will use a direct registration system to implement the spin-off, the distribution agent will credit the shares of Water Pik Technologies common stock distributed on the date of the spin-off to book-entry accounts established for each ATI stockholder and will mail an account statement to each stockholder stating the number of whole shares of Water Pik Technologies common stock received by such stockholder in the spin-off. Following the spin-off, stockholders may request that their shares be transferred to a brokerage or other account or that physical stock certificates be issued for their shares of Water Pik Technologies common stock.

     If a stockholder is otherwise entitled to receive a fractional share of Water Pik Technologies common stock, that stockholder will instead receive cash. The distribution agent will, promptly after the date of the spin-off, aggregate all fractional share interests in Water Pik Technologies common stock with those of other similarly situated stockholders and sell such fractional share interests in Water Pik Technologies common stock at then-prevailing prices. The distribution agent will distribute the cash proceeds to stockholders entitled to such proceeds pro rata based upon their fractional interests in Water Pik Technologies common stock. No interest will be paid on any cash distributed instead of fractional shares.

     No owner of ATI common stock will be required to pay any cash or other consideration for shares of Water Pik Technologies common stock received in the spin-off or to surrender or exchange any shares of ATI common stock to receive shares of Water Pik Technologies common stock. The actual total number of shares of Water Pik Technologies common stock to be distributed will depend on the
number of shares of ATI common stock outstanding on              , 1999.

     Participants in the ATI Investor Services Program will be credited with the number of shares (including fractional shares) of Water Pik Technologies common stock distributed in the spin-off in respect of the ATI common stock held in their accounts.

     NO CONSIDERATION WILL BE PAID BY STOCKHOLDERS OF ATI FOR THE SHARES OF OUR COMMON STOCK TO BE RECEIVED BY THEM IN THE SPIN-OFF, AND ATI STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF ATI COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO RECEIVE OUR COMMON STOCK.

RESULTS OF THE SPIN-OFF

     After the spin-off, we will be an independent, separate public company. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of ATI.

     Concurrently with the spin-off, ATI will change its name to "Allegheny Technologies Incorporated."

     The number and identity of our stockholders immediately after the spin-off will be the same as the number and identity of ATI's stockholders at the close of business on

, 1999. Immediately after the spin-off, we expect to have approximately
holders of record of our common stock and approximately       shares of our
common stock outstanding, based on the number of record stockholders and issued and outstanding shares of ATI common stock as of the close of business on
             , 1999, and on the distribution ratio of one share of our common stock for every 20 shares of ATI common stock owned by ATI stockholders at that time.

     As with ATI common stock, the shares of Water Pik Technologies common stock will:

     - be fully paid and nonassessable;

     - have one vote per share, with no right to cumulate votes;

     - carry no preemptive rights; and

     - be accompanied by Preferred Share Purchase Rights.

Water Pik Technologies common stock and ATI common stock, however, will be different securities and will not trade or be valued alike. See "Description of Our Capital Stock."

     We have applied to have our common stock approved for listing on the New York Stock Exchange under the trading symbol "PIK."

     The spin-off will not, in and of itself, affect the number of outstanding shares of ATI common stock or the rights associated with these shares. ATI intends to effect a one-for-two reverse split of its common stock immediately following the spin-off.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

     The following is a summary of the material United States federal income tax consequences of the spin-off. It is not intended to address the tax consequences applicable to every stockholder. In particular, this summary does not cover state, local, or international income and other tax consequences. Accordingly, stockholders are strongly encouraged to consult their individual tax advisors for information on the tax consequences applicable to their individual situations.

     ATI has received a tax ruling from the IRS that states that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. In accordance with this tax ruling:

     - No gain or loss will be recognized by ATI upon the distribution of Water Pik Technologies common stock to ATI's stockholders.

     - No gain or loss will be recognized by ATI's stockholders as a result of your receipt of our common stock in the spin-off except to the extent that you receive cash instead of a fractional share.

     - If you receive cash instead of a fractional share of our common stock in the spin-off, you will be treated as having received the fractional share in the spin-off and then having sold the fractional share. Accordingly, you will recognize gain or loss equal to the difference between the cash you receive and the amount of tax basis allocable (as described below) to the fractional share. The gain or loss will be capital gain or loss if you would have held the fractional share as a capital asset.

     - Your tax basis in your ATI common stock will be apportioned among the ATI common stock, the common stock of Water Pik Technologies and the common stock of Teledyne Technologies you receive in the spin-offs on the basis of the relative fair market values of the shares at the time of the spin-offs. Promptly following the spin-off, ATI will send a letter to the holders of ATI common stock who receive our common stock in the spin-off that will explain the allocation of tax basis among ATI common stock, the Water Pik Technologies common stock and the Teledyne Technologies common stock you receive in the spin-offs.

     - The holding period of Water Pik Technologies common stock that you receive in the spin-off will be the same as the holding period of ATI common stock with respect to which you received our common stock so long as you hold the ATI common stock as a capital asset on the date of the spin-off.

     The tax ruling relating to the qualification of the spin-off as a tax-free distribution within the meaning of Section 355 of the Code generally is binding on the IRS. However, the continuing validity of the tax ruling is subject to certain factual representations and assumptions, including completion of the required public offering of our common stock within one year of the spin-off, and the use of the anticipated gross proceeds of approximately $50 million (less associated costs) to further develop high quality, lower cost manufacturing capabilities, extend our existing product lines, expand our channels of distribution, develop a self-sustaining development process, and for acquisitions and/or joint ventures.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, ATI would recognize taxable gain equal to the amount by which the fair market value of our common stock distributed to ATI's stockholders exceeds ATI's tax basis in the our common stock. In addition, each ATI stockholder who receives our common stock in the spin-off would generally be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock. If the spin-off qualified under Section 355 of the Code but was disqualified as tax-free to ATI because of certain post-spin-off circumstances, ATI would recognize taxable gain as described above but the spin-off would generally be tax-free to each ATI stockholder as described in the preceding paragraph. See "Risk Factors."

     THE FOREGOING SUMMARIZES THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE SPIN-OFF TO YOU, INCLUDING THE APPLICATION OF STATE, LOCAL AND INTERNATIONAL TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

     The Tax Sharing and Indemnification Agreement provides that we are not to take any action inconsistent with, or fail to take any action required by, the request for the tax ruling or the tax ruling unless ATI has given its prior written consent or, in certain circumstances, a supplemental ruling that permits such action is obtained. The Tax Sharing and Indemnification Agreement also provides that we will be responsible for any taxes imposed on, or other amounts paid by, ATI, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is attributable to certain post-spin-off actions or failures to act by or with respect to us (including our subsidiaries) or our stockholders, such as the acquisition of Water Pik Technologies by a third party at a time and in a manner that would cause such a failure or disqualification. See "Arrangements with ATI Relating to the Spin-Off -- Tax Sharing and Indemnification Agreement."

LISTING AND TRADING OF OUR COMMON STOCK

     Currently, there is no public market for our common stock. We have applied to have our common stock approved for listing on the New York Stock Exchange under the trading symbol "PIK."

     We expect that a when-issued trading market for our common stock will
develop on or before the close of business on                , 1999.

     We expect that the New York Stock Exchange will determine that ATI common
stock traded on or after              , 1999, the second trading day prior to
the record date for the spin-off, will be traded "regular way" (with due bills attached). As a result, after that trading day, ATI common stock will have due bills attached entitling the buyer to receive and requiring the seller to deliver the shares of Water Pik Technologies common stock to be distributed in the spin-off as well as the underlying shares of ATI common stock.

     Beginning on the first New York Stock Exchange trading day after the date of the spin-off, we expect that trading of ATI common stock "regular way" (with due bills attached) will no longer be permitted and ATI common stock will trade "regular way" only, entitling the buyer to receive only ATI common stock.

     Until our common stock is fully distributed and an orderly market develops, the prices at which trading in our common stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue. The prices at which our common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including:

     - the depth and liquidity of the market for our common stock;

     - investor perceptions of us, our business and the markets in which we operate;

     - our dividend policy;

     - our financial results; and

     - general economic and market conditions.

     Substantially all of the shares of our common stock that are distributed in the spin-off will be eligible for immediate resale. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors who acquire shares of our common stock in the transaction. We are not able to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off or what effect these sales may have on prices at which our common stock may trade. Sales of substantial amounts of our common stock in the public market during this period, or the perception that any redistribution has not been completed, or the prospect of our having to undertake a public offering of our common stock following the spin-off could materially adversely affect the market price of our common stock.

     Generally, the shares of our common stock that are distributed in the spin-off will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended ("Securities Act"). Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are in common control with, us, including our directors. Persons who are our affiliates will be permitted to sell shares of our common stock they receive in the spin-off only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as in accordance with the requirements of Rule 144 under the Securities Act.

                     OUR HISTORICAL SELECTED FINANCIAL DATA

     The following table summarizes certain selected combined financial data for Water Pik Technologies. The income statement data for each of the three years ended December 31, 1998, 1997 and 1996 and the balance sheet data at December 31, 1998 and 1997 set forth below are derived from audited combined financial statements of Water Pik Technologies. The income statement data for the six months ended June 30, 1999 and 1998 and the years ended December 31, 1995 and 1994 and the balance sheet data at June 30, 1999 and 1998 and December 31, 1996, 1995 and 1994 set forth below are derived from unaudited combined financial statements of Water Pik Technologies.

     The historical selected combined financial data are not necessarily indicative of the results of operations or financial position that would have occurred if Water Pik Technologies had been a separate, independent public company during the periods presented, nor are they indicative of our future performance. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included in this Information Statement. Per share data has not been presented because Water Pik Technologies was not a publicly held company during the periods presented.

                            SIX MONTHS ENDED
                                JUNE 30,                       YEARS ENDED DECEMBER 31,
                           -------------------   ----------------------------------------------------
                             1999       1998       1998       1997       1996       1995       1994
                           --------   --------   --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Sales....................  $118,462   $105,477   $235,788   $241,167   $215,675   $205,794   $194,213
Net income...............  $  4,136   $  3,381   $ 11,495   $ 17,552   $  7,353   $  5,231   $  6,556
Working capital..........  $ 26,812   $ 36,771   $ 35,778   $ 39,057   $ 41,914   $ 42,870   $ 40,314
Total assets.............  $116,198   $109,276   $127,794   $119,974   $118,375   $ 97,348   $ 91,966
Stockholder's equity.....  $ 77,573   $ 77,237   $ 88,822   $ 80,653   $ 85,335   $ 72,238   $ 71,127

           OUR UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated income statements for the six months ended June 30, 1999 and for the year ended December 31, 1998 and the unaudited pro forma consolidated balance sheet at June 30, 1999 present the combined results of operations and financial position of Water Pik Technologies assuming that the transactions contemplated by the spin-off had been completed as of the beginning of 1998 with respect to the pro forma consolidated income statements for the six months ended June 30, 1999 and for the year ended December 31, 1998 and as of June 30, 1999 with respect to the pro forma consolidated balance sheet. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the spin-off on the historical financial information of Water Pik Technologies. The adjustments are described in the notes to the pro forma consolidated financial information and are set forth in the "Pro Forma Adjustments" column.

     The unaudited pro forma consolidated financial information of Water Pik Technologies should be read in conjunction with the historical financial statements of Water Pik Technologies and the related notes. The pro forma financial information has been presented for informational purposes only and does not reflect the results of operations or financial position of Water Pik Technologies that would have occurred had Water Pik Technologies operated as a separate, independent public company for the periods presented. Actual results might have differed from pro forma results if Water Pik Technologies had operated independently. The pro forma financial information should not be relied upon as being indicative of results Water Pik Technologies would have had or of future results after the spin-off.

                          WATER PIK TECHNOLOGIES, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1999

                                                HISTORICAL                           PRO FORMA
                                                WATER PIK          PRO FORMA         WATER PIK
                                            TECHNOLOGIES, INC.    ADJUSTMENTS    TECHNOLOGIES, INC.
                                            ------------------    -----------    ------------------
                                                                (IN THOUSANDS)
ASSETS
Cash......................................       $     --          $     --           $     --
Accounts receivable.......................         38,212                --             38,212
Inventories...............................         19,878                --             19,878
Deferred income taxes.....................          5,154                --              5,154
Prepaid expenses and other current
  assets..................................          1,041                --              1,041
                                                 --------          --------           --------
     TOTAL CURRENT ASSETS.................         64,285                --             64,285
Property, plant and equipment.............         31,502                --             31,502
Cost in excess of net assets acquired.....         18,441                --             18,441
Deferred income taxes.....................             --             3,147              3,147
Other assets..............................          1,970                --              1,970
                                                 --------          --------           --------
     TOTAL ASSETS.........................       $116,198          $  3,147           $119,345
                                                 ========          ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable..........................       $ 17,999          $     --           $ 17,999
Accrued liabilities.......................         19,474                --             19,474
                                                 --------          --------           --------
     TOTAL CURRENT LIABILITIES............         37,473                --             37,473
Long-term debt............................             --            40,000             40,000
Deferred income taxes.....................          1,152            (1,152)                --
Other long-term liabilities...............             --            10,902             10,902
                                                 --------          --------           --------
     TOTAL LIABILITIES....................         38,625            49,750             88,375
                                                 --------          --------           --------
Stockholders' Equity:
  Preferred stock, par value $0.01:
     authorized -- 5,000,000 shares;
     issued and outstanding -- none.......             --                --                 --
  Common stock, par value $0.01:
     authorized -- 50,000,000 shares;
     issued and outstanding -- 9,535,304
     shares...............................             --                95                 95
  Additional paid-in capital..............             --            31,124             31,124
  Net advances (to) from Allegheny
     Teledyne.............................         77,822           (77,822)                --
  Foreign currency translation losses.....           (249)               --               (249)
                                                 --------          --------           --------
     TOTAL STOCKHOLDERS' EQUITY...........         77,573           (46,603)            30,970
                                                 --------          --------           --------
     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY.............................       $116,198          $  3,147           $119,345
                                                 ========          ========           ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

                          WATER PIK TECHNOLOGIES, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                       HISTORICAL                           PRO FORMA
                                       WATER PIK          PRO FORMA         WATER PIK
                                   TECHNOLOGIES, INC.    ADJUSTMENTS    TECHNOLOGIES, INC.
                                   ------------------    -----------    ------------------
                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SALES............................       $118,462           $    --           $118,462
Costs and expenses:
  Cost of sales..................         72,773                --             72,773
  Selling expenses...............         23,441                --             23,441
  General and administrative
     expenses....................         15,474                --             15,474
  Interest expense...............             --             1,600              1,600
                                        --------           -------           --------
                                         111,688             1,600            113,288
                                        --------           -------           --------
Earnings before other income.....          6,774            (1,600)             5,174
Other income.....................            119                --                119
                                        --------           -------           --------
INCOME BEFORE INCOME TAXES.......          6,893            (1,600)             5,293
Provision for income taxes.......          2,757              (640)             2,117
                                        --------           -------           --------
NET INCOME.......................       $  4,136           $  (960)          $  3,176
                                        ========           =======           ========
BASIC NET INCOME PER COMMON
  SHARE..........................                                            $   0.33
                                                                             ========
DILUTED NET INCOME PER COMMON
  SHARE..........................                                            $   0.33
                                                                             ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

                          WATER PIK TECHNOLOGIES, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                       HISTORICAL                           PRO FORMA
                                       WATER PIK          PRO FORMA         WATER PIK
                                   TECHNOLOGIES, INC.    ADJUSTMENTS    TECHNOLOGIES, INC.
                                   ------------------    -----------    ------------------
                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SALES............................       $235,788           $    --           $235,788
Costs and expenses:
  Cost of sales..................        139,544                --            139,544
  Selling expenses...............         49,830                --             49,830
  General and administrative
     expenses....................         27,382                --             27,382
  Interest expense...............             --             3,200              3,200
                                        --------           -------           --------
                                         216,756             3,200            219,956
                                        --------           -------           --------
Earnings before other income.....         19,032            (3,200)            15,832
Other income.....................            126                --                126
                                        --------           -------           --------
INCOME BEFORE INCOME TAXES.......         19,158            (3,200)            15,958
Provision for income taxes.......          7,663            (1,280)             6,383
                                        --------           -------           --------
NET INCOME.......................       $ 11,495           $(1,920)          $  9,575
                                        ========           =======           ========
BASIC NET INCOME PER COMMON
  SHARE..........................                                            $   0.97
                                                                             ========
DILUTED NET INCOME PER COMMON
  SHARE..........................                                            $   0.97
                                                                             ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial
Information.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

NOTE 1.

     The historical financial statements of Water Pik Technologies reflect periods during which Water Pik Technologies did not operate as a separate, independent public company. Certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore, the historical financial statements do not necessarily reflect the results of operations or financial position that would have occurred had Water Pik Technologies been a separate, independent public company during the periods presented, nor are they indicative of future performance.

NOTE 2.

     The pro forma unaudited consolidated balance sheet was prepared assuming the distribution occurred on June 30, 1999 and includes "Pro Forma Adjustments" for transactions which occurred subsequent to June 30, 1999 as follows:

     (a) To record debt of $40,000,000 to be assumed by Water Pik Technologies at the date of the spin-off.

     (b) To record the transfer of insurance and product liability reserves of $10,902,000 and related deferred taxes of $4,299,000.

     (c) To record the planned liquidation of the remaining investment by ATI and the issuance of 9,535,304 shares of Water Pik Technologies common stock.

NOTE 3.

     Pro forma net income was adjusted to include interest expense on ATI debt that we will assume in connection with the spin-off in the amount of $1,600,000 before tax, or $960,000 after tax, for the six months ended June 30, 1999 and $3,200,000 before tax, or $1,920,000 after tax, for the year ended December 31, 1998. Interest expense was calculated assuming the $40,000,000 of assumed debt had been outstanding for the entire period with an average interest rate of 8.0%.

NOTE 4.

     The average number of shares of Water Pik Technologies common stock used in the computation of basic net income per share was 9,666,250 and 9,837,534 for the six months ended June 30, 1999 and the year ended December 31, 1998, respectively, based on a distribution ratio of one share of Water Pik Technologies common stock for every 20 shares of ATI common stock. The average number of shares of Water Pik Technologies common stock used in the computation of diluted net income per share was 9,667,448 and 9,838,465 for the six months ended June 30, 1999 and the year ended December 31, 1998, respectively. A distribution ratio of one share of Water Pik Technologies common stock for every 20 shares of ATI common stock was used to adjust the stock options. The actual stock option adjustment will be based upon the relation of the market price of ATI common stock prior to the spin-off to the market price of Water Pik Technologies common stock after the spin-off and therefore cannot be determined at the present time.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion is based upon and should be read in conjunction with the audited combined financial statements, including the related notes, included in this Information Statement. Some of the statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. Actual results could differ materially from the expectations reflected in these forward-looking statements as a result of various factors, some of which are described below.

OVERVIEW OF BUSINESS

     Water Pik Technologies is a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products. The Company operates in two business segments:
Personal Health Care Products and Pool and Water-Heating Products. The Company's products include: shower heads; oral health products; water filtration products; pool and spa heaters, controls, valves and water features; and residential and commercial water-heating systems.

     Total sales of our two segments for the six months ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996 are summarized below:

                          SIX MONTHS
                        ENDED JUNE 30,                    YEAR ENDED DECEMBER 31,
       SEGMENT               1999               1998               1997               1996
----------------------  ---------------    ---------------    ---------------    ---------------
                                                 (DOLLARS IN THOUSANDS)
Personal health
  care products.......  $ 55,849   47.1%   $125,763   53.3%   $141,792   58.8%   $141,133   65.4%
Pool and water-heating
  products............    62,613   52.9%    110,025   46.7%     99,375   41.2%     74,542   34.6%
Total sales:..........  $118,462    100%   $235,788    100%   $241,167    100%   $215,675    100%
                        ========           ========           ========           ========

     The financial information in these financial statements is not necessarily indicative of results of operations, financial condition and cash flows that would have occurred if Water Pik Technologies had been a separate, independent public company during the periods presented nor is it indicative of our future results. On an historical basis, the capital for our business was provided by ATI's net investment in our business. In addition, no debt was allocated to us. Accordingly, our historical financial statements reflect no interest income or interest expense. Prior to the spin-off, ATI will establish a five-year $60,000,000 secured term loan and revolving credit facility, and $40,000,000 of borrowings under the facility will be used by ATI prior to the spin-off to repay certain of ATI's debt obligations. In connection with the spin-off, we will assume this term loan and credit facility, including the repayment obligations for ATI's $40,000,000 of borrowings. Following the spin-off, we will have up to $20,000,000 of borrowing availability remaining under the credit facility, subject to the terms of the facility. The historical combined financial statements included herein do not reflect any changes that may occur in the capitalization or results of operations of Water Pik Technologies as a result of, or after, the spin-off.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

                         COMBINED RESULTS OF OPERATIONS

                                          SIX MONTHS                    SIX MONTHS
                                        ENDED JUNE 30,                ENDED JUNE 30,
                                             1999         % CHANGE         1998
        (DOLLARS IN THOUSANDS)          --------------    --------    --------------
             (UNAUDITED)
Sales.................................     $118,462          12%         $105,477
Operating profit......................     $  6,774          22%         $  5,564
Operating profit as a percentage of
  sales...............................          5.7%                          5.3%
International sales as a percentage of
  sales...............................         13.5%                         16.1%

     Our total sales for the six months ended June 30, 1999 were 12% greater than for the six months ended June 30, 1998 due to increases in pool and water-heating products sales. Gross profit as a percentage of sales decreased from 40.3% for the six months ended June 30, 1998 to 38.6% for the same period in 1999. Variable contribution margin by product line remained consistent from period to period; however a less profitable product mix accounted for most of the decrease in the total gross profit percentage. Tooling amortization associated with higher levels of new product development also impacted gross profit.

     Operating profit increased 22% in the first six months of 1999 as compared to the same period in the prior year mainly due to increases in sales for pool systems and water-heating products. Operating profit in 1999 was negatively impacted by unusual expenses of $930,000 associated with bad debts of several major retail customers, in addition to $1,164,000 of expenses related to plant rationalization costs and non-recurring spin-off related costs.

     Sales and operating profit for the Company's two segments are presented separately below and in Note 3 of the Notes to the Interim Combined Financial Statements.

                         PERSONAL HEALTH CARE PRODUCTS

                                            SIX MONTHS                  SIX MONTHS
                                          ENDED JUNE 30,              ENDED JUNE 30,
                                               1999        % CHANGE        1998
         (DOLLARS IN THOUSANDS)           --------------   --------   --------------
              (UNAUDITED)
Sales...................................     $55,849           1%        $55,147
Operating profit........................     $   330         (68)%       $ 1,018
Operating profit as a percentage of
  sales.................................         0.6%                        1.8%
International sales as a percentage of
  sales.................................        19.5%                       21.5%

     Sales of our personal health care products were 1% greater for the six months ended June 30, 1999 than for the six months ended June 30, 1998 due to increased sales of The Flexible Shower Massage(]). Sales of other products were negatively impacted by inventory reduction efforts by a major retailer and pricing pressures.

     Operating profit decreased $688,000 in the first six months of 1999 when compared to the same period in the prior year. Operating profit was impacted by higher tooling amortization associated with increased new product development efforts. Advertising for the six months ended June 30, 1999 decreased from the comparable period in 1998 when substantial new product introductory costs were incurred. Operating profit in 1999 was impacted by unusual expenses of $930,000 associated with bad debts of several major retail customers, in addition to $775,000 of expenses related to the closure of a manufacturing facility and for spin-off related expenses. These unusual expenses were offset by lower selling and marketing expenses of $1,490,000 compared to the same period in the prior year. Selling and marketing expenses for the six months ended June 30, 1999 declined compared to the same period in the prior year due to a reorganization and streamlining of operations during this period.

                        POOL AND WATER-HEATING PRODUCTS

                                            SIX MONTHS                  SIX MONTHS
                                          ENDED JUNE 30,              ENDED JUNE 30,
                                               1999        % CHANGE        1998
         (DOLLARS IN THOUSANDS)           --------------   --------   --------------
              (UNAUDITED)
Sales...................................     $62,613          24%        $50,330
Operating profit........................     $ 6,444          42%        $ 4,546
Operating profit as a percentage of
  sales.................................        10.3%                        9.0%
International sales as a percentage of
  sales.................................         8.1%                       10.2%

     Sales of our pool and water-heating products increased 24% in the six months ended June 30, 1999 as compared to the same period in 1998. Pool products sales increased 20% due to strong pool equipment and heater sales. Water-heating products sales increased 38% due mainly to the acquisition of Trianco Heatmaker, Inc. ("Trianco") in August 1998. Sales of water-heating products, excluding Trianco products, increased 7% due to strong sales of our commercial water-heating products.

     Operating profit increased 42% in the 1999 six months as compared to the same period in 1998. The increase in our operating profit was primarily due to increased sales volume.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                         COMBINED RESULTS OF OPERATIONS

                         YEAR ENDED                YEAR ENDED                YEAR ENDED
                        DECEMBER 31,              DECEMBER 31,              DECEMBER 31,
                            1998       % CHANGE       1997       % CHANGE       1996
(DOLLARS IN THOUSANDS)  ------------   --------   ------------   --------   ------------
Sales................     $235,788        (2)%      $241,167        12%       $215,675
Operating profit.....     $ 19,032       (33)%      $ 28,384       131%       $ 12,310
Operating profit as a
  percentage of
  sales..............          8.1%                     11.8%                      5.7%
International sales as
  a percentage of
  sales..............         15.8%                     17.0%                     17.5%

  1998 COMPARED TO 1997

     Our total sales decreased by 2% in 1998 compared to 1997. Sales of personal health care products decreased due to a decline in international sales as a result of weak economic conditions in Canada, Brazil and Russia. In 1997, sales of personal health care products were higher due to the initial retail stocking of newly introduced products. Sales declines in 1998 were partially offset by sales increases for water-heating products resulting from the acquisition of Trianco in August 1998 and the growth in existing pool products lines.

     Gross profit as a percentage of sales decreased from 42.4% in 1997 to 40.8% in 1998. This decrease is due to a less profitable product mix. In addition, cost of sales were reduced in 1997 as a result of a one-time benefit from the discontinued production of the consumer formulated product line.

     Operating profit in 1998 declined to $19,032,000, or 8.1% of sales, due to the decrease in sales and change in product mix, costs associated with launching new personal health care products and expenses associated with settling a legal matter.

  1997 COMPARED TO 1996

     Our total sales increased by 12% in 1997 compared to 1996. The increase in 1997 sales was primarily due to successful product introductions of a new shower massage and pool heater, the inclusion of a full year of sales from Jandy Industries, Inc. ("Jandy"), a pool products manufacturer acquired in May 1996, and improved sales of water-heating products. The increase in 1997 sales was partially offset by the lower sales related to discontinuing certain water filtration products.

     Gross profit as a percentage of sales increased from 37.8% in 1996 to 42.4% in 1997. The increase in gross profit was primarily due to higher sales volume and a more profitable product mix. A significant factor affecting the improved product mix was the elimination of our low margin consumer formulations business. A one-time adjustment to cost of sales as a result of the discontinued production of the consumer formulated product line in 1997 also contributed to gross profit improvement.

     Operating profit in 1997 increased to $28,384,000 or 11.8% of sales, as a result of the increase in overall sales and higher gross margins resulting from operating efficiencies and cost savings. Operating profit for 1996 was adversely effected by charges of approximately $5,000,000 associated with the settlement of a patent infringement claim and the costs incurred to exit the consumer formulations business.

     Sales and operating profit for the Company's two segments are presented separately below and in Note 9 of the Notes to the Combined Financial Statements.

                         PERSONAL HEALTH CARE PRODUCTS

                          YEAR ENDED                YEAR ENDED                YEAR ENDED
                         DECEMBER 31,              DECEMBER 31,              DECEMBER 31,
                             1998       % CHANGE       1997       % CHANGE       1996
(DOLLARS IN THOUSANDS)   ------------   --------   ------------   --------   ------------
Sales..................    $125,763       (11)%      $141,792        --%       $141,133
Operating profit.......    $  9,426       (52)%      $ 19,552       103%       $  9,646
Operating profit as a
  percentage of
  sales................         7.5%                     13.8%                      6.8%
International sales as
  a percentage of
  sales................        20.2%                     21.4%                     21.1%

  1998 COMPARED TO 1997

     Sales of our personal heath care products decreased by 11% in 1998 compared to 1997. Sales decreased due to a decline in international sales as result of weak economic conditions in Canada, Brazil and Russia and two discontinued product lines. In 1997, sales were higher due to the initial retail stocking of newly introduced products.

     Operating profit decreased by 52% due to the lower sales volume and additional advertising expenses associated with the launch of new products. In 1997, cost of sales was favorably impacted by discontinued production of certain products.

  1997 COMPARED TO 1996

     Sales of personal health care products were consistent from 1996 to 1997. Increased sales of new shower head models in 1997 were offset by the lower sales of discontinued water filtration and consumer formulated products.

     Operating profit increased by 103% in 1997 compared to 1996 due to the change in product mix, discontinuing low margin consumer formulated products, and a one-time favorable adjustment to cost of sales associated with discontinuing certain products. In addition, the operating profit for 1996 included a $5,000,000 expense associated with settling a legal matter and the cost of exiting the consumer formulated product line.

                        POOL AND WATER-HEATING PRODUCTS

                          YEAR ENDED                YEAR ENDED                YEAR ENDED
                         DECEMBER 31,              DECEMBER 31,              DECEMBER 31,
                             1998       % CHANGE       1997       % CHANGE       1996
(DOLLARS IN THOUSANDS)   ------------   --------   ------------   --------   ------------
Sales..................    $110,025        11%       $99,375         33%       $74,542
Operating profit.......       9,606         9%         8,832        232%         2,664
Operating profit as a
  percentage of
  sales................         8.7%                     8.9%                      3.6%
International sales as
  a percentage of
  sales................        10.8%                    10.9%                     10.8%

  1998 COMPARED TO 1997

     Sales of pool and water-heating products increased 11% or $10,650,000 in 1998 compared to 1997. The acquisition of Trianco in August 1998 accounted for $5,368,000 of the increase in sales. Sales increased in all pool and water-heating product categories.

     Operating profit for 1998 increased 9% or $774,000 compared to 1997. This increase is primarily due to the increased sales volume for pool products and the acquisition of Trianco, which was partially offset by a $1,007,000 non-recurring expense associated with settling a legal matter.

  1997 COMPARED TO 1996

     Sales of pool and water-heating products increased 33% or $24,833,000 in 1997 compared to 1996. Sales of pool products increased by $21,952,000. This was mainly due to the inclusion of a full year of sales from Jandy, acquired in May 1996, which accounted for $12,300,000 of the increase. Sales of water-heating products increased by 12% or $2,881,000, due to increased sales of commercial water-heating products.

     Operating profit increased 232% or $6,168,000 in 1997 compared to 1996. Increased sales volume accounted primarily for the increase in operating profit. In addition, improvements related to discontinuing low margin water treatment pool products contributed to the increase in operating profit.

FINANCIAL CONDITION AND LIQUIDITY

     Our principal capital requirements are to fund working capital needs and capital expenditures and to meet required debt payments. We anticipate that our operating cash flow, together with available borrowings under our credit facility described below, will be sufficient to meet our working capital requirements, capital expenditure requirements and interest service requirements on our debt obligations.

     In the six months ended June 30, 1999, cash generated from operations of $17,033,000 was used to make $1,669,000 in capital expenditures and to advance $15,438,000 to ATI. In 1998, cash generated from operations of $22,325,000 was used to purchase Trianco for $10,647,000, and make $8,650,000 in capital expenditures and to advance $3,223,000 to ATI.

     Our working capital decreased to $26,812,000 at June 30, 1999 from $35,778,000 at December 31, 1998. Our current ratio decreased to 1.7 at June 30, 1999 from 1.9 at December 31, 1998. The decrease in our working capital was primarily due to lower accounts receivable balances at June 30, 1999. Our accounts receivable balances are generally higher at year-end due to the seasonality of our business and the extension of deferred payment terms to pool product customers consistent with industry practices.

     Our working capital decreased to $35,778,000 at December 31, 1998 from $39,057,000 at the end of 1997. The current ratio decreased to 1.9 in 1998 from
2.0 in 1997. The decrease in working capital was primarily due to lower accounts receivable and inventory balances at December 31, 1998, even after taking into account the working capital acquired in our purchase of Trianco.

     On a historical basis, most of our capital was provided by ATI's net investment in our business, for which no interest was charged. We were not allocated any amount of ATI's debt on a historical basis. Prior to the spin-off, ATI will establish a five-year $60,000,000 secured term loan and revolving credit facility, and $40,000,000 of borrowings under the facility will be used by ATI to repay certain of ATI's debt obligations. We will assume this term loan and credit facility, including the repayment obligations for ATI's $40,000,000 of borrowings, in connection with the spin-off. Following the spin-off, we will have up to $20,000,000 of borrowing availability remaining under the credit facility, subject to the terms of the facility.

     In order to expand our business and implement our strategic objectives, we will aggressively develop high quality, lower cost manufacturing capabilities; pursue product line extensions for existing categories; expand into new channels of distribution with existing products; develop a self-sustaining product development process; and seek acquisitions and alliances to more quickly attain the critical mass required to successfully compete in all of our chosen product categories.

     In August 1999, we acquired substantially all of the assets of Les Agences Claude Marchand, Inc. ("Olympic"), a pool accessories manufacturer and distributor, doing business in Canada as Olympic Pool Accessories, for $2,500,000 in cash and a $6,687,000 promissory note. Olympic is located in Montreal, Quebec, and produces a full line of pool accessories ranging from cleaning and maintenance supplies to white goods, ladders, solar reels, floating lounges, pool toys and games. Olympic distributes its products in Canada, Europe and the United States. We expect to distribute these pool accessories in the U.S. and Europe under our Water Pik(]) and Jandy(]) brand names. This acquisition will be accounted for as a purchase transaction.

     Total capital expenditures for 1999, excluding the purchase of Olympic, are expected to approximate $10,000,000, of which $1,669,000 has been spent through June 30, 1999.

     We currently anticipate that no cash dividends will be paid on Water Pik Technologies common stock in order to conserve cash for use in our business, including possible future acquisitions. In addition, we expect that our credit facility will restrict the payment of dividends. Our board of directors will periodically re-evaluate this dividend policy taking into account operating results, capital needs and other factors.

     In connection with the spin-off, ATI received a tax ruling from the IRS stating that the spin-off would be tax-free to ATI and to ATI's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including our completion of a required public offering of our common stock within one year following the spin-off and use of the anticipated gross proceeds of approximately $50,000,000 (less associated costs) for further development of high quality, lower cost manufacturing capabilities, for product line extensions, to expand channels of distribution, to develop a self-sustaining product development process, and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that Water Pik Technologies will sign prior to the spin-off, we will also agree with ATI to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between ATI and Water Pik Technologies provides that we will indemnify ATI and its agents and representatives for taxes imposed on, and other amounts paid by, them or ATI's stockholders if we take actions or fail to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If any of the taxes or other amounts were to become payable by us, the payment could have a material adverse effect on our business, results of operations, financial condition and cash flow and the amount we could be required to pay could exceed our net worth by a substantial amount.

     We believe that our internally generated funds, borrowings from our credit facility described above and proceeds from the required public offering will be adequate to meet foreseeable needs. We may choose, however, to issue additional stock and debt depending on market conditions.

OTHER MATTERS

  INCOME TAXES

     The Company's effective income tax rate was 40.0% for the six months ended June 30, 1999 and 1998, 40.0% in 1998, 39.3% in 1997 and 40.3% in 1996. The
Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at June 30, 1999 will be realized.

  INFLATION

     Inflation has not had a material impact upon the Company's results of operations for the periods discussed above.

  LEGAL MATTERS

     From time to time, a number of lawsuits, claims and proceedings have been or may be asserted against us relating to the conduct of our business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to us, we do not believe that the disposition of any such pending matters is likely to have a material adverse effect on our financial condition or liquidity, although the resolution in any reporting period or one or more of these matters could have a material adverse effect on our results of operations for that period.

  YEAR 2000 READINESS DISCLOSURE

     YEAR 2000 TASK FORCES. Over the past several years, ATI has put in place management task forces at its operating companies, including in ATI's Consumer segment, to identify whether its computer systems, which include business computers, mill equipment and process control computers and other devices using microprocessors, as well as telecommunication and payroll and employee benefit processing systems, would function properly with respect to dates in the Year 2000 and thereafter. These task forces have reported to ATI's Executive Resource Information Committee, a senior management committee charged with reviewing and establishing priorities for information technology-related matters, including Year 2000 issues, and which reports to the Audit and Finance Committee of ATI's board of directors. Through these efforts, Year 2000 identification, solution development, testing and implementation initiatives, and contingency planning initiatives have proceeded at Water Pik Technologies.

     TARGETED COMPLETION OF INTERNAL SOLUTIONS. In part as a result of ATI's Year 2000 initiatives, but mostly due to evolving business needs and continuing technological advancements, we have been modifying and replacing portions of our computer software and hardware systems. We estimate that, based on dollars expended, installation of solutions to identified Year 2000 issues relating to our information technology systems is approximately 95% complete. We also estimate that based on dollars expended, about 90% of solutions have been implemented for our non-information technology systems. Substantially all internal solutions relating to Year 2000 functionality of our computer systems were developed and implemented by September 1, 1999.

     OTHER YEAR 2000 AREAS OF FOCUS. Efforts continue to be made to identify and resolve customer- and supplier-based Year 2000 issues that could affect us and our operating and support systems. We believe that we have identified substantially all material customer-and supplier-based Year 2000 issues. We have also identified certain Laars(R) and Jandy(R) products that contain embedded microprocessors. We believe that these products do not present significant product-related Year 2000 issues. Neither Water Pik Technologies nor ATI have conducted any review of discontinued products or products manufactured and sold by discontinued or divested businesses.

     YEAR 2000 EXPENDITURES. Excluding expenditures necessitated by ordinary business needs and continuing technological advancements in the computer industry, we spent approximately $1,000,000 in 1998 and we anticipate spending another estimated $300,000 in 1999 to address Year 2000 issues. These expenditures do not include expenditures that may be required to address Year 2000 issues associated with some products. Substantially all costs related to our Year 2000 initiatives are expensed as incurred and funded through operating cash flows. Additional amounts may be spent in later years.

     OVERALL ASSESSMENT; WORST CASE SCENARIO. Based upon internal assessments, formal communications with suppliers and customers with which we exchange electronic data, and work completed to date, we believe that Year 2000 issues should not pose significant operational problems or have a material impact on our consolidated financial condition, results of operations or cash flow. A failure of third party vendors or customers to be Year 2000 ready, however, could adversely affect these beliefs and is not quantifiable at the present time. Such failure could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flow in a given period, but probably not over the long-term. The most reasonably likely worst case scenario of our failure (or the failure of our suppliers or customers) to resolve Year 2000 problems would be a temporary slowdown or cessation of manufacturing operations at one or more of our facilities and our temporary inability to timely process orders and to deliver finished products to customers. Delays in meeting customers' orders would affect the timing of billings to and payments received from customers with respect to orders and could result in other liabilities. Customers' Year 2000 problems could also delay the timing of payments to us for orders. Efforts are underway to establish contingency plans should unplanned situations arise on or after January 1, 2000.

     FACTORS THAT MAY AFFECT YEAR 2000 ESTIMATES. While we have been conducting a comprehensive Year 2000 review of our computer systems and products, there may be Year 2000-related matters that have not been identified. Actual dollar amounts spent by us to address Year 2000 issues could materially differ from the estimates for a number of reasons, including:

     - changes in the availability or costs of personnel trained in this area;

     - changes made to our remediation plans;

     - the ability of our significant suppliers, customers and others with which we conduct business, including governmental agencies, to identify and resolve their own Year 2000 issues; or

     - identification of other Year 2000-related matters.

                                  OUR BUSINESS

OVERVIEW

     Our vision is to create a growth oriented consumer products company which capitalizes on our well recognized brand names and develops innovative products that provide outstanding value to our customers.

     We are a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products. We believe our Water Pik(R), Laars(R) and Jandy(R) products have strong brand name recognition and a reputation for quality and innovation among consumers.

     We compete in several distinct product categories, including:

    - Water Pik(R) shower heads

     - Water Pik(R) oral health products

     - Water Pik(R) and Instapure(R) water filtration products

     - Laars(R) and Jandy(R) pool and spa heaters, controls, valves and water features

     - Water Pik(TM) and Jandy(TM) pool and spa accessories, including cleaning and maintenance supplies, white goods, ladders, solar reels, floating lounges, pool toys and games

     - Laars(R) residential and commercial water-heating systems

     We have manufactured personal health care products for over 35 years under our Water Pik(R) brand name. Our swimming pool and spa heaters, controls, valves and water features, many of which we have manufactured for over 40 years, are sold primarily under our Laars(R) and Jandy(R) brand names. Our residential and commercial water-heating systems, which we have manufactured for over 50 years, are sold primarily under our Laars(R) brand name.

     Our extensive distribution network allows us to distribute our products across various distribution channels to reach a greater number of consumers and distributors. We manufacture and distribute our products principally through eight facilities located in the United States and Canada. Fiscal year sales in 1998 were $235.8 million and sales for the first six months of 1999 were $118.5 million.

INDUSTRY OVERVIEW

     The total market for personal health care products, pool and spa equipment and water-heating systems was approximately $6.0 billion in 1997, consisting of over $4.0 billion for personal health care products, approximately $1.0 billion for pool and spa equipment and approximately $1.0 billion for water-heating systems.

     We believe we can take advantage of favorable current market and industry trends for personal health care products and pool and water-heating products, such as:

     - demographic trends reflecting the aging of the U.S. population;

     - an increased emphasis on a personal health care lifestyle;

     - an increased emphasis on spending time at home or "cocooning"; and

     - an increased use of the backyard for outdoor living, recreation and relaxation.

     The U.S. population consists of approximately 78 million "baby boomers," the first of whom have turned 50. These consumers wish to remain active and seek personal health care products to maintain a high quality of life. Moreover, "baby boomers" typically have more discretionary income which they are more likely to spend on home remodeling projects, including projects to improve their backyards, pools and spas. In addition, many consumers now view the backyard as an extension of their indoor living environment and are improving backyards as they would the interiors of their homes. The U.S. Census Bureau reports that an estimated $199.1 billion was spent on home improvements and repairs in 1996.

     We believe our products complement these existing trends and provide us with the opportunity to expand our product offerings to satisfy consumers' current and emerging preferences. We also believe that these trends will continue, and that Water Pik Technologies, with our strong brand name recognition and extensive product offerings, is well-positioned to be a market leader in this evolving marketplace.

COMPETITIVE STRENGTHS

     We believe we are a strong competitor for the following reasons:

     - STRONG BRAND NAMES. Over many years, we have developed an extensive portfolio of company owned brand names. These strong brand names include our Water Pik(R) personal health care products, our Laars(R) pool and spa heaters and our Jandy(R) electronic controls, valves and water features. As consumers turn more and more to brand name merchandise to validate their product purchase decisions, we believe that our strong brand names will provide the platform for future growth and will enable us to expand our product offerings into new and existing product categories and channels of distribution.

     - REPUTATION FOR INNOVATIVE PRODUCTS. We have a strong history of innovative product development with both our Water Pik(R) personal health care products and our Laars(R) and Jandy(R) pool and water-heating products. We have developed and introduced many products which are considered the first of their kind and which resulted in the creation of new markets, such as: the Water Pik(R) Oral Irrigator; The Original Shower Massage(R) shower head; the Instapure(R) end-of-faucet water filter; the Laars(R) swimming pool heater; the Jandy(R) automatic swimming pool cleaner and the Jandy(R) AquaLink(R) electronic swimming pool control system. In response to changing consumer preferences, we continue to develop and introduce new and innovative products such as The Flexible Shower Massage(TM) and the Misting Massage(TM) shower heads, the Laars(R) (Hi-E) high efficiency swimming pool heater and the Endurance(TM) modulating residential boiler. We have received numerous awards for our product design, innovation and quality.

     - EXTENSIVE DISTRIBUTION NETWORK. We distribute our products through more than 45,000 retail and wholesale outlets in North America which allows us to reach a greater number of consumers and distributors than many of our competitors. We distribute our personal health care products directly to consumers through mass merchandisers, home centers, drug stores and co-operative hardware chains. We distribute our pool and water-heating equipment through various channels of distribution, including pool wholesalers, pool builders and a network of plumbing and heating, ventilation and air conditioning (or HVAC) wholesalers, as well as retailers and service companies. We believe that this distribution network will allow us to quickly realize desired sales volumes for new products as they are brought to market.

     - PROVEN MANUFACTURING CAPABILITIES. We have proven skills in transitioning the product development process into high quality, lower cost manufacturing. We are skilled in production manufacturing processes, including design for assembly; plastic injection molding; metal processing; KANBAN production; final assembly and testing and logistics. We also have begun to use lean production techniques in our manufacturing processes. Our Moorpark, California and Rochester, New Hampshire facilities are ISO 9002 certified and our Fort Collins and Loveland, Colorado facilities are ISO 9001 certified.

     - EXPERIENCED MANAGEMENT TEAM. We have an experienced management team with expertise in a variety of disciplines. Our President and Chief Executive Officer has over 25 years experience in the manufacturing, distribution and marketing of a wide variety of consumer products. Our Executive Vice President -- Sales, Marketing and Business Development, our Vice President -- Finance and Chief Financial Officer, our Vice
       President -- Operations, and our President of Laars collectively have a broad range of experience in marketing and merchandising, financial management and acquisitions, and multi-national production and distribution.

OUR BUSINESS STRATEGY

     Our vision is to create a growth oriented consumer products company which capitalizes on our well recognized brand names and develops innovative products that provide outstanding value to our customers:

     - ACCELERATE INTRODUCTION OF INNOVATIVE NEW PRODUCTS. We intend to accelerate the development and introduction of new and innovative products to achieve our growth objectives. Our success in product development will continue to be driven by consumer needs, market trends and the vulnerability of our competitors. We intend to sharpen our focus on the regular development of new products and extensions to existing product lines. These developments may range from significant new product functions or features to innovative design changes to satisfy changing consumer preferences. We intend to increase the flexibility of our design and manufacturing processes to enhance our ability to be responsive to consumer preferences and to enable us to introduce new products and product extensions with shorter development cycles than our competitors.

     - BROADEN PRODUCT OFFERINGS. We also intend to increase served markets by offering related new products and product extensions. The variety of our personal health care and pool and water-heating products enables us to offer our customers and our distributors a single source for a wide range of products. We have continually increased the number of our product offerings and intend to continue to regularly introduce new products. Our wide array of products allows us to provide category management for our retail customers and one-stop shopping capability for our wholesale and contractor customers.

     - LEVERAGE OUR STRONG BRAND NAME RECOGNITION. We believe that our strong Water Pik(R), Laars(R) and Jandy(R) brand names will allow us to more rapidly market and sell new products. We believe that the strength of these brand names provides new products with consumer credibility and acceptance. Our research indicates that 85% of consumers recognize the Water Pik(R) brand name. By building on our brand names, we expect to increase market share, expand our product offerings, enhance consumer brand loyalty and expand our distribution channels.

     - CAPITALIZE UPON OUR EXISTING DISTRIBUTION CHANNELS. As we accelerate the introduction of innovative new products and broaden our product offerings, we believe that we will be able to rapidly offer these products to existing retail and wholesale distribution channels through our well established distribution network. We believe we can utilize all of our distribution channels to effectively distribute more of our product lines to allow us to reach a greater number of consumers and distributors. We believe we also have an opportunity to capitalize on our distribution strengths in specific product segments by cross-selling other products into those channels of distribution. For example, some Water Pik(R) products have the potential to be sold through wholesale and construction distribution channels that currently sell Laars(R) products.

     - UTILIZE OUR PROVEN MANUFACTURING CAPABILITIES TO BECOME A LOWER COST PRODUCER. We believe we can more fully utilize our proven manufacturing capabilities to add more value to our customers through continuous improvements in product quality, cost reductions and product delivery. We are in the process of fully integrating state-of-the art production techniques across business functions to reduce our total product cycle time and reduce our total product cost, using a "quality first" discipline in everything we do.

           We also are in the process of integrating and streamlining our manufacturing capabilities and facilities when and where appropriate to lower our costs and improve delivery performance. In 1999, we initiated an ongoing facility rationalization plan. We anticipate that by year end, we will have rationalized four of our facilities and relocated or outsourced their operations to existing, complementary facilities, which we expect will result in annual cost savings of approximately $2.3 million. We intend to continue to look for innovative ways to become a lower cost manufacturer. We believe that achieving world-class capabilities will provide us with a dynamic structure of high product quality, lower product cost and an efficient product delivery system as we strive to continuously exceed our customers' requirements.

     - EXPAND OUR INTERNATIONAL PRESENCE. Our international sales accounted for 16% of total sales in 1998, of which 7% were in Canada. We believe that there is significant additional demand for our products outside the U.S., and we intend to expand the international market penetration of our products. In August 1999, we acquired substantially all the assets of Olympic, which markets pool accessories in Canada, Europe and the United States. We believe this acquisition will help us to expand our international presence for our other products.

     - LEVERAGE OUR CUSTOMER SERVICE CAPABILITIES. We believe we can satisfy our customers' expectations and enhance our sales and profitability by leveraging our customer service capabilities in product delivery and after-sales service. We intend to continue to improve our on-time product delivery shipments with our state-of-the-art production initiatives; establish a one-stop, closed loop communication and response system for technical after-sales service; and regularly update our customers' sales and technical service representatives with training programs and new tools, hardware and software.

     - PURSUE SELECTED ACQUISITIONS AND STRATEGIC ALLIANCES. We intend to pursue selected acquisitions and strategic alliances that complement and expand our existing product lines and business. Specifically, we expect to target acquisitions that will provide us with:

        - broader product offerings;

        - access to product innovation and unique product design capabilities;

        - access to advanced manufacturing processes;

        - new and efficient distribution channels; and

        - increased access to product categories, markets and industries that are experiencing rapid consolidation.

       We have no current or pending arrangements, understandings or agreements with respect to any potential acquisitions.

OUR PRODUCTS

  PERSONAL HEALTH CARE PRODUCTS

     We design, manufacture and market shower heads, oral health products and water filtration products, which are sold primarily under the Water Pik(R) brand name.

     SHOWER HEADS. Through our development and production of pulsating shower heads, we became recognized as an industry leader for personal health care products. We developed The Original Shower Massage(R) product line, the first massaging shower head. We have redesigned and refined The Original Shower Massage(R) shower head as consumer preferences have changed. In 1997, we introduced the award winning Flexible Shower Massage(TM) shower head that adjusts to a wide variety of positions and height settings. The Flexible Shower Massage(TM) shower head received Good Housekeeping magazine's "Good Buy" award for 1998; was named one of Today's Homeowner magazine's "Best New Products" for 1998; and received the "Excellence in Design Award" from Appliance Manufacturer magazine in the "Personal Care/Portable Appliances" category.

     Our shower head products are marketed under the following product names:

       SuperSaver(R) Showerheads
       The Original Shower Massage(R) Showerhead
       The Adjustable Shower Massage Showerhead
       The Flexible Shower Massage(TM) Showerhead
       Misting Massage(TM) Showerhead
       Water Massage Showerhead

     We continue to refine and develop innovations to The Original Shower Massage(R) product line, including the Misting Massage(TM) shower head, which was introduced in June 1999, as well as the Water Massage pulsating shower and extensions such as the adjustable handle shower massage, which is ergonomically designed and easier to hold than other models.

     ORAL HEALTH PRODUCTS. We manufacture a complete line of consumer oral health care devices. In 1962, we developed and introduced the original Water Pik(R) Oral Irrigator. Our oral health products are designed to reduce plaque, stains and gingivitis and are accepted by the American Dental Association. Our products include personal and family Water Pik(R) Dental Systems, and the SenSonic(R) Plaque Removal Instrument, an electronic toothbrush that generates 30,000 sonic brush strokes per minute. In early 2000, we also plan to introduce the Water Pik(TM) Flosser, an automated dental product designed to make flossing easier and more convenient.

     Our oral health care products are marketed under the following product names:

       Professional Oral Irrigator
       Personal Oral Irrigator
       Family Oral Irrigator
       PlaqueControl 3000(R)
       Travel Oral Irrigator
       Water Pik Plus(R) Plaque Control System
       SenSonic(R) Plaque Removal Instrument
       SenSonic(R) ADVANCED Plaque Removal Instrument
       SenSonic Plus(R) Plaque Control System

     We also manufacture and market a broad range of professional dental products. We currently market over 600 products that are distributed in over 60 countries for use by dental professionals. Our professional dental products include articulators and accessories, prophy cups and angles, radiographic positioning devices, condylar recording systems and laboratory products.

     WATER FILTRATION PRODUCTS. We manufacture a full line of point-of-use water filtration products for consumers. We developed the first end-of-faucet water filter in the mid-1970's. Our water filtration products range from a convenient faucet-mount product to a high performance in-line product. In 1998, we introduced the Electronic Faucet Filter, Model F-7, one of the most advanced faucet-mount filters available to consumers. The F-7 filter contains an electronic monitor to let the consumer know that the filter is working and to alert the consumer when the filter needs to be replaced. Our high performance water filtration products are designed to reduce lead, chlorine, pesticides, cryptosporidium and giardia cysts, asbestos, sediment, bad taste and odors to provide consumers with healthier, better tasting water.

     Our water filtration products are marketed under the following product names:

       Water Pik(R) Electronic Faucet Filter
       Water Pik(R) Faucet Filter
       Water Pik(R) Undersink Water Filter
       Water Pik(R) Wholehouse Water Filter
       Water Pik(R) Compact Water Filter
       Water Pik(R) Dual Process Undersink Water Filter
       Water Pik(R) Water Filter Canister Kit
       Water Pik(R) Instapure(R) Filtration Systems

  POOL AND WATER-HEATING PRODUCTS

     POOL AND SPA PRODUCTS. We are a leader in the design and manufacture of swimming pool and spa equipment which we sell primarily under the Laars(R) and Jandy(R) brand names. Our products include:

     - an extensive line of swimming pool and spa heaters;

     - technologically advanced digital controls to automate all functions of a consumer's pool, spa, backyard, lighting and water effects;

     - automatic pool cleaners;

     - state-of-the-art swimming pool and spa plumbing products, such as valves and actuators;

     - water features such as waterfalls, rockfalls and fountains;

     - fiber optic lighting for underwater, perimeter and landscaping uses; and

     - an extensive line of pumps and filters.

     - pool and spa accessories, including cleaning and maintenance supplies, white goods, ladders, solar reels, floating lounges, pool toys and games.

     These products are marketed under the following brand names:

PRODUCT CATEGORY                                      BRAND NAME
----------------                                ----------------------
Pool Heater                                     Laars(R) Lite
                                                Laars(R) LX
High-Efficiency Pool Heater                     Laars(R) Hi-E2
Oil Pool Heater                                 Laars(R) DP
Commercial Pool Heater                          Laars(R) AP
Electronic Controls                             Jandy(R) RS
Fiber Optic Lighting                            Jandy(R) Sheer
                                                Radiance(TM)
Control Valves                                  Jandy(R) Valve
Valve Actuator                                  Jandy(R) JVA
Automatic Pool Cleaner                          Jandy(R) RayVac
Water Features                                  Jandy(R) Sheer
                                                Descent(R)
Pumps and Filters                               Jandy(R) Pump
                                                Jandy(R) Filter
Maintenance Equipment and Accessories           Olympic (in Canada)
                                                Water Pik(TM)
                                                Jandy(TM)

     We are a leading manufacturer of swimming pool and spa heaters, including natural gas, propane and oil fired residential and commercial pool heaters. We manufacture both standard efficiency (82%) and high efficiency (95%) heaters. In late 1998, we introduced the Laars(R) LX heater with advanced technology polymer headers, graphic user interface controls with an alphanumeric display, fan-assisted combustion and modern European appliance styling. The Laars(R) LX heater is designed to enable the consumer to perform complete diagnostics, set precise pool and spa temperatures and easily switch from pool to spa mode.

     In 1996, we acquired Jandy, one of the leading producers of electronic control systems, automatic valves, automatic cleaners and other water features for the swimming pool and spa industries. Jandy(R) electronic pool and spa controls are recognized as being one of the most technologically advanced, innovative and quality products in the pool and spa industry. Jandy(R) produces a wide array of electronic control systems ranging from basic systems which adjust only one or two functions to sophisticated systems that completely automate a pool, spa, lighting, water features and landscape features.

     Jandy developed the first automatic pool cleaner, which is hydrodynamically propelled to quietly vacuum pools. In addition, we manufacture valves and valve actuators which automate pool and spa plumbing to switch water circulation from pool to spa, control spa overflow, drain water and control fountains, waterfalls and other water features. Jandy(R) valves and valve actuators also are used by original equipment manufacturers for many automation applications.

     We also offer fiber optic lighting to the pool and spa industries under our exclusive arrangement with Lumenyte International Corporation. Our fiber optic lighting is marketed under the Sheer Radiance(TM) name, a patented system that lights pools and provides multiple color options to create unique lighting designs. We also offer design features for pools, including the Sheer Descent(TM) Waterfall, which produces a range of water effects, and the Jandy(R)Fountain.

     In August 1999, we acquired substantially all the assets of Olympic, which does business in Canada as Olympic Pool Accessories. Olympic manufactures and distributes cleaning and maintenance supplies, white goods, ladders, solar reels, floating lounges and pool toys and games. The acquisition of Olympic complements our existing pool and spa products. We expect that we will distribute these pool accessories in the U.S. and Europe under our Water Pik(TM) and Jandy(TM) brand names.

     WATER-HEATING SYSTEMS. We produce a comprehensive line of water-heating systems for commercial, residential and industrial applications. In August 1998, we acquired substantially all the assets of Trianco, a manufacturer of high efficiency, sealed combustion gas and oil fuel boilers and water-heating products, to enhance our capabilities in commercial and residential heating systems. These products are marketed under the following brand names:

PRODUCT CATEGORY                             BRAND NAME
----------------                        --------------------
Commercial Boilers and Water Heaters    Laars(R) Mighty Therm(R)
                                        Laars(R) Mighty Max
                                        Laars(R) Mighty Stack(R)
Residential Boiler                      Laars(R) Mini-Therm
Residential Combination Boiler          Laars(R) Mini-Combo(TM)
High-Efficiency Boiler                  Laars(R) CB(TM)
Modulating Boiler                       Laars(R) Endurance(TM)
Oil Boiler                              Laars(R) Max(TM)
                                        Laars(R) Newport(TM)

     We have been a leading manufacturer of gas heating products for over 50 years, and have expanded our product line to include residential oil boilers and high efficiency boilers and water heaters for residential, commercial and industrial heating applications. Our products include:

     - the Mighty Therm(R) series of commercial boilers and water heaters which are natural draft appliances for propane or natural gas fuels;

     - the Mighty Max(R) series of commercial boilers and water heaters which are forced draft separated combustion appliances with efficiencies of 85% for propane or natural gas fuels;

     - the Mini Therm(R) induced draft series of residential boilers;

     - the Mini Combo(TM) induced draft combination hydronic boiler and domestic water heater;

     - the Mighty Stack(R) automatic circulating water heater;

     - the Newport(TM) oil boiler ; and

     - the MAX(TM) oil boiler.

     In January 1999, we introduced an innovative residential gas boiler, the Laars(R) Endurance(TM) boiler, which is fully modulating to match a home's changing heat load and is designed to provide homeowners with precise temperature control throughout the home while reducing energy consumption. The Endurance(TM) boiler is the first modulating residential boiler manufactured and distributed in North America.

SALES, MARKETING AND DISTRIBUTION

     We have a broad distribution network which allows us to efficiently distribute our products across a number of distribution channels to reach a greater number of consumers and distributors than many of our competitors.

  PERSONAL HEALTH CARE PRODUCTS

     The Original Shower Massage(R) product line is marketed to consumers through mass merchandisers and home centers such as Wal-Mart, K-Mart and The Home Depot.

     Our Water Pik(R) and other consumer oral health products are marketed to consumers through mass merchandisers such as Wal-Mart, K-Mart and Target.

     Professional dental products are marketed under the DENAR(R), Getz(R) and HANAU(TM) brands through professional dental supply dealers.

     Professional dental products and select consumer oral health products, as well as replacement parts, also may be purchased on-line at www.waterpik.com. The website also offers product information literature, including instructions for product use and service advice and the locations of retail outlets carrying Water Pik(R) products.

     Water filtration products are marketed under the Water Pik(R) and Instapure(R) brand names and are sold to consumers through mass merchandisers, home centers, drug stores and co-operative hardware chains.

  POOL AND WATER-HEATING PRODUCTS

     Our Laars(R) and Jandy(R) swimming pool and spa equipment products are sold through an international network of wholesale distributors, contractors, retailers and service companies. Laars(R) water-heating systems are sold through a network of sales representatives and plumbing and HVAC wholesalers in the United States, Canada and internationally.

COMPETITION

     We compete with domestic and international companies. Competition is based on price, quality, service, product features, product innovation, marketing and distribution.

     We believe that our success depends on our ability to introduce innovative products before our competitors, and to design, manufacture and market a broad range of reliable products which incorporate technological innovations and satisfy current consumer trends. Among our most significant competitors are larger companies which have greater financial and technical resources than we do, such as The Gillette Company, which manufactures Braun(R)products; The Clorox Company, which manufactures Brita(R) products; Procter & Gamble Co., after its pending acquisition of the manufacturer of PUR(R) products; Essef Corporation, which includes PacFab, Inc./East; and United Dominion Industries, Ltd., whose subsidiary Weil-McLain manufactures boiler products.

RESEARCH AND DEVELOPMENT

     We support research and development through both our marketing and engineering departments. Our marketing team, together with outside consultants, research both demographics and lifestyle trends to identify product concepts related to unmet consumer needs. Product concepts are then expressed in engineering prototypes in the first stage of new product development. Research continues as product concepts evolve through interaction with consumer focus groups. At any point in time, we generally have products in various stages of development.

     We develop and introduce new products and categories targeted toward capitalizing on emerging consumer trends, such as the Misting Massage(TM) shower head and Laars(R) LX heater. Our research and development efforts also focus on continuing to develop improved and innovative products that meet increasing energy efficiency performance requirements and stricter environmental regulations. We also regularly conduct clinical research to validate the safety and effectiveness of our consumer and professional oral health products. Our research and development efforts have resulted in numerous awards for design and innovation.

MANUFACTURING AND FACILITIES

     Our principal domestic facilities as of September 1, 1999 are listed below. Five of the eight facilities are owned and, of those owned, none are subject to mortgages or similar encumbrances. Although the facilities vary in terms of age and condition, our management believes that these facilities have been well maintained. Each of our facilities conducts manufacturing operations in a relatively autonomous manner, supported by its own manufacturing and assembly area, quality assurance department, and other support functions. We have instituted quality assurance programs to provide that our products comply with the Consumer Products Safety Act and other similar laws. Our Moorpark, California and Rochester, New Hampshire facilities are ISO 9002 certified and our Fort Collins and Loveland, Colorado facilities are ISO 9001 certified.

FACILITY                                                                  SQUARE FOOTAGE
LOCATION                                       PRINCIPAL USE              (OWNED/LEASED)
--------                            ------------------------------------  ---------------
Fort Collins, Colorado............  Manufacturing of shower heads, water  250,000 (owned)
                                    filtration products, and oral health
                                    products.
Loveland, Colorado................  Manufacturing of shower heads, water  136,000 (owned)
                                    filtration products, and oral health
                                    products.
Montreal, Canada..................  Manufacturing and distribution of     55,000 (leased)
  (2 buildings)                     pool and spa accessories, including   47,000 (leased)
                                    cleaning and maintenance supplies,
                                    white goods, ladders, solar reels,
                                    floating lounges, pool toys and
                                    games.
Moorpark, California..............  Manufacturing of pool and spa         200,000 (owned)
                                    heaters, pool pumps and filters,
                                    fiber optic lighting, boilers and
                                    water heaters.
Novato, California................  Manufacturing of valves, actuators,   40,000 (leased)
                                    electronic controls and automatic
                                    cleaners
Oakville, Canada..................  Distribution of Laars(R) products     40,000 (owned)
Rochester, New Hampshire..........  Manufacturing of commercial boilers,  80,000 (owned)
                                    water heaters, pool heaters and
                                    Trianco products
Scarborough, Canada...............  Sales, marketing, customer service,   30,000 (leased)
                                    warehousing and distribution of
                                    Water Pik(R) products

     Our executive offices, located in Newport Beach, California are leased from third parties. Our facilities are modern and sufficient for use to carry on our current activities.

PATENTS AND TRADEMARKS

     Water Pik Technologies holds a number of patents registered in the U.S., Canada and other countries. We also hold the exclusive rights with respect to certain technology included in our products. We rely primarily upon a combination of trademark, copyright, know-how, trade secrets, proprietary information, patents and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of our technology or the independent development of similar technology by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. See "Risk Factors."

SEASONALITY

     Our business is highly seasonal, with operating results varying from quarter to quarter. Both our personal health care products and water-heating systems products have historically experienced higher sales in the third and fourth quarters of each year due to the holiday season and cooler weather. Our swimming pool and spa equipment products have historically experienced higher sales in the second and fourth quarters of each year as consumers purchase such products in anticipation of and during the warmer spring and summer months. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEGAL PROCEEDINGS

     From time to time, a number of lawsuits, claims and proceedings have been or may be asserted against us relating to the conduct of our business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to us, we do not believe that the disposition of any such pending matters is likely to have a material adverse effect on our financial condition or liquidity, although the resolution in any reporting period or one or more of these matters could have a material adverse effect on our results of operations for that period.

EMPLOYEES

     Our work force consists of approximately 1,600 employees. We are not party to a collective bargaining agreement with respect to any of our employees. We consider our relations with our employees to be good.

                 ARRANGEMENTS WITH ATI RELATING TO THE SPIN-OFF

     For the purpose of governing certain of the relationships between ATI and Water Pik Technologies relating to the spin-off, to provide for an orderly transition and for other matters, ATI and Water Pik Technologies will enter into the agreements described below, copies of which have been filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summaries of the material terms of these agreements are qualified by reference to the agreements as so filed.

SEPARATION AND DISTRIBUTION AGREEMENT

     ATI and Water Pik Technologies and certain other companies affiliated with ATI will enter into a Separation and Distribution Agreement that will provide for the principal corporate transactions required to effect the separation of our businesses from those of ATI, the spin-off and certain other matters governing the relationship among us after the spin-off.

     To separate our business from other businesses of ATI, the subsidiary of ATI that has historically held most of the assets used in our business will transfer those assets to us and we will purchase the remaining assets used in our business from other subsidiaries of ATI, without representation or warranty and on an "as is," "where is" basis and "with all faults". We will assume all liabilities associated with our business, including those arising from the operation of our business both before and after the spin-off.

     Each of ATI and Water Pik Technologies will release the other from all other obligations and liabilities owed to such party existing on the date of the spin-off, other than liabilities and obligations arising under the Separation and Distribution Agreement and the other agreements entered into in connection with the spin-off. Likewise, each of ATI and Water Pik Technologies will indemnify the other for liabilities arising from a breach of these agreements or the failure to pay or discharge the liabilities assumed by such party under the Separation and Distribution Agreement.

     The Separation and Distribution Agreement requires that we initiate a public offering of our common stock within eight months following the spin-off, and complete the public offering within one year following the spin-off. It also requires that we use proceeds of the offering as contemplated by the tax ruling request. It was represented in the tax ruling request that we anticipate that gross proceeds of the required public offering would be approximately $50 million and that we intend to use the net proceeds of the offering to further develop high quality, lower cost manufacturing capabilities, extend our existing product lines, expand our channels of distribution, develop a self-sustaining product development process, and for acquisitions and/or joint ventures.

     We are currently an additional named insured under various ATI insurance policies. Under the Separation and Distribution Agreement, we will be entitled to the benefit of pre-spin-off historical coverage under ATI's property, liability and certain other insurance policies to the extent coverage is applicable or potentially available and where limits of liability have not been exhausted, either on a per occurrence or aggregate basis. The terms and conditions of these policies, including limits of liability, will not be amended as a consequence of the spin-off. Going forward, we will be responsible to the full extent of the deductible or self-insured retention for each claim made against us under the general liability policies and we will continue to be responsible for our allocable share of the deductibles and retentions under the automobile and workers' compensation policies based on the same allocation formulas that applied prior to the spin-off.

     The Separation and Distribution Agreement provides that until the third annual meeting of our stockholders held following the spin-off, at least a majority of our directors will also be members of the board of directors of ATI. The initial members of our board of directors will be William G. Ouchi (Class
I), Michael P. Hoopis (Class II), and Robert P. Bozzone and W. Craig McClelland (Class III). The Separation and Distribution Agreement also provides that we will nominate Mr. Ouchi (or, if he is unable or unwilling to serve, such other candidate as Messrs. Bozzone and McClelland or the survivor of them shall designate) for re-election as a Class I director at the first annual meeting of our stockholders following the spin-off.

EMPLOYEE BENEFITS AGREEMENT

     Prior to the date of the spin-off, ATI and Water Pik Technologies will enter into an Employee Benefits Agreement to set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities will be divided between them, and to help ensure a smooth transition for employees' benefits in the spin-off. In general, we will be responsible for compensation and employee benefits relating to our employees.

     The Employee Benefits Agreement provides that we will establish our own qualified and nonqualified pension and other employee benefit plans and arrangements, which generally will be the same as ATI's plans as in effect at the time of the spin-off, except that we anticipate that we will establish an enhanced defined contribution plan to replace ATI's defined benefit pension plan. Benefits accrued by our employees under the ATI pension plan will be frozen and we will have no liability, and ATI will have no obligation to transfer assets, with respect to those benefits. In addition, ATI will retain all liabilities for pension benefits in excess of qualified plan limits under the Teledyne, Inc. Pension Equalization Plan.

     After the spin-off, all of the account balances of our employees under the Teledyne, Inc. 401(k) plan will be transferred from the Teledyne, Inc. 401(k) plan to our 401(k) plan.

     In addition to the tax-qualified retirement plans discussed above, we will establish certain nonqualified stock and deferred compensation plans and arrangements for key employees that mirror plans and arrangements offered by ATI, except that we may not establish a performance share program similar to the ATI Performance Share Program. These plans and arrangements include an employee stock purchase plan, an omnibus stock incentive plan providing for awards of stock options, stock appreciation rights and restricted stock and the establishment of a stock acquisition and retention program ("SARP") similar to ATI's SARP, and supplemental pension benefits. In addition, we will establish plans and arrangements for non-employee directors of the Company that are similar to plans and arrangements offered to ATI's non-employee directors.

     The Employee Benefits Agreement will also provide for the treatment of outstanding options to acquire ATI common stock issued under ATI benefit plans. At the time of the spin-off, most ATI stock options held by our employees will be converted into options to purchase shares of Water Pik Technologies common stock. The number of shares the option holder would be able to purchase and the exercise price of the options would be adjusted in the conversion based on the relationship of the ATI stock price and the stock price of our common stock over a fixed period of time, so that the "intrinsic value" of the options (that is, the difference between the market value of the stock acquired on the exercise and the exercise price of the options) before the spin-off would be equivalent to the intrinsic value of the options immediately after the spin-off. The options would otherwise continue to be and become exercisable on the terms and conditions set forth in the original ATI benefit plans. Options with exercise prices that are greater than the ATI stock price at the time of the spin-offs ("out of the money" options) which are held by our employees will be canceled. It is contemplated that we will grant new options to holders of the canceled options.

     Under the Employee Benefit Agreement, the current award period under the ATI Performance Share Program would be terminated when the spin-off occurs. ATI's compensation committee will determine the amount of the awards, if any, that have been earned, based on the achievement of plan goals through the spin-off date, and will make awards pro-rated for the shortened Program term. Pursuant to the Program, payments will be made in cash and stock. Stock payments to our employees will be paid in Water Pik Technologies common stock. Pursuant to the Program, we will make the payments in three annual installments, with the first payment expected to be made early in the year 2000.

     The Employee Benefits Agreement also provides for the treatment of purchased, designated and restricted shares issued under the ATI Stock Acquisition and Retention Program prior to the spin-off. Under the Agreement, participants who have purchased or designated ATI shares will receive distributions of the common stock of Teledyne Technologies and Water Pik Technologies in the spin-offs on the purchased or designated ATI shares. The shares they receive in the spin-off, as well as the original ATI shares, will continue to be held as collateral for the loans for the purchased shares, all of which will be retained by ATI, until the loans are fully paid. Restricted shares issued under the Program to our employees will be converted into shares of Water Pik Technologies common stock. The new Water Pik Technologies shares will also be restricted shares until the restriction lapse on the terms and conditions set forth in the original ATI Program.

     The Employee Benefits Agreement provides, in general, that we will receive no assets with which to fund liabilities under non-qualified plans. An exception applies with respect to the Allegheny Teledyne Executive Deferred Compensation Plan under which employees with total annual compensation in excess of $100,000 may elect to defer a portion or all of their salary and/or bonus; it is anticipated that we will receive company-owned life insurance policies or other assets with a cash value equal to the amount of deferred compensation liabilities at the time of the spin-off.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     On or prior to the date of the spin-off, ATI and Water Pik Technologies will enter into a Tax Sharing and Indemnification Agreement that will set forth each party's rights and obligations regarding payment and refunds, if any, with respect to taxes for periods before and after the spin-off and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

     In general, ATI will be responsible for filing consolidated U.S. federal and consolidated, combined or unified state income tax returns for periods through the date of the spin-off, and for paying the taxes relating to such returns including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. We will be responsible for other taxes attributable to our operations.

     The Tax Sharing and Indemnification Agreement provides that we will indemnify ATI and its directors, officers, employees, agents and representatives for any taxes imposed on, or other amounts paid by them, or ATI's stockholders, if we take actions or fail to take actions such as completing the required public offering, that result in the spin-off not qualifying as a tax-free distribution. For example, pursuant to the Tax Sharing and Indemnification Agreement, Water Pik Technologies will agree that for a two-year period following the date of the spin-off: (i) we will continue to engage in the Water Pik Technologies business; (ii) we will continue to own and manage at least 50% of the assets which we own directly or indirectly immediately after the spin-off; and (iii) we will not, unless we obtain an IRS tax ruling that such transaction will not cause the spin-off to be taxable for U.S. federal income tax purposes, engage in a number of specified transactions. Transactions subject to these restrictions will include, among others, issuance of Water Pik Technologies common stock (or certain derivatives of our stock) in amounts which would equal or exceed 40% of the outstanding Water Pik Technologies common stock immediately after the spin-off, issuance of instruments other than Water Pik Technologies common stock (or derivatives of our stock) constituting equity for U.S. federal tax purposes, certain redemptions and other acquisitions of capital stock or equity securities of Water Pik Technologies, or the merger, dissolution or liquidation of Water Pik Technologies.

     If our obligations under the Tax Sharing and Indemnification Agreement were breached and the spin-off were to fail to continue to qualify as tax-free for U.S. federal income tax purposes as a result of such breach, we would be required to satisfy the indemnification obligations described above. This indemnification obligation could exceed our net worth at that time.

     Though valid as between the parties thereto, the Tax Sharing and Indemnification Agreement is not binding on the IRS and does not affect the several liability of ATI, Water Pik Technologies and their respective subsidiaries to the IRS for all U.S. federal taxes of the consolidated group relating to periods prior to the spin-off.

INTERIM SERVICES AGREEMENT

     On or prior to the date of the spin-off, ATI and Water Pik Technologies will enter into an Interim Services Agreement pursuant to which ATI will provide us with transitional administrative and support services for a period of time not expected to exceed 12 months. The Interim Services Agreement will provide that we will pay a fee to ATI intended to approximate ATI's cost for such services plus 10%.

     The Interim Services Agreement will provide that we will indemnify ATI for all claims, losses, damages, liabilities and costs incurred by ATI to a third party arising in connection with the provisions of a service under the agreement, other than those costs resulting from ATI's willful misconduct or gross negligence. In general, we can terminate an interim service after an agreed notice period.

                                   MANAGEMENT

DIRECTORS

     Our board of directors is expected initially to consist of the individuals named below. Until the third annual meeting of our stockholders following the spin-off, at least a majority of the members of our board of directors will also be directors of ATI. See "Arrangements with ATI Relating to the Spin-Off -- Separation and Distribution Agreement" and "Description of Our Capital Stock."

     Our Certificate of Incorporation provides that we will have three classes of directors, the initial terms of office of which will expire, respectively, at the annual meeting of our stockholders in 2000, 2001 and 2002. We expect to hold
our first annual meeting of stockholders in              , 2000. Successors to
any directors whose terms are expiring are elected to three-year terms and hold office until their successors are elected and qualified.

     Also set forth below with respect to each director is the class of which such director will be a member. Unless otherwise indicated, the business address for each person listed below is 660 Newport Center Drive, Suite 470, Newport Beach, California 92660. Each individual listed below is a citizen of the United States.

     Our Bylaws contain provisions designed to ensure that at least a majority of our directors are also directors of ATI until the third annual meeting of our stockholders held after the spin-off. The Bylaws also provide that no quorum of the board will be deemed present unless at least a majority of the directors present are also members of the board of directors of ATI.

CLASS I DIRECTOR

     The Class I director will serve until the 2000 annual meeting of our stockholders and until his successor is elected and qualified. Our Class I Director will be:

WILLIAM G. OUCHI                          William G. Ouchi is the Sanford and
  Sanford and Betty Sigloff Professor in  Betty Sigloff Professor in Corporate
  Corporate Renewal, Anderson             Renewal at the Anderson Graduate School
  Graduate School of Management,          of Management, University of California
  University of California at             at Los Angeles. He is also a director of
  Los Angeles                             ATI and FirstFed Financial Corp.
  Age: 56

CLASS II DIRECTOR

     The Class II director will serve until the 2001 annual meeting of our stockholders and until his respective successor is elected and qualified. Our Class II Director will be:

MICHAEL P. HOOPIS,                        Michael P. Hoopis has been our President
  President and Chief Executive Officer,  and Chief Executive Officer since
  Water Pik Technologies                  October 1998. Prior to that time, Mr.
  Age: 48                                 Hoopis was affiliated with The Black &
                                          Decker Corporation, in various executive
                                          positions, including as President,
                                          Worldwide Household Products and as
                                          Executive Vice President from 1996 to
                                          1998; President, Price Pfister, Inc.
                                          from 1992 to 1996; President, Kwikset
                                          Corporation from 1991 to 1992; and Vice
                                          President of Manufacturing, U.S.
                                          Household Products from 1989 to 1991.
                                          Mr. Hoopis was President of the Stiffel
                                          Company from 1986 to 1989, and he has
                                          held various marketing, manufacturing
                                          and engineering positions with other
                                          corporations. Mr. Hoopis is a director
                                          of Doskocil Manufacturing Company, Inc.,
                                          a manufacturer of a broad range of
                                          plastic and pet products.

CLASS III DIRECTORS

     Class III directors will serve until the 2002 annual meeting of our stockholders and until their respective successors are elected and qualified. Our Class III Directors will be:

ROBERT P. BOZZONE                         Robert P. Bozzone has been Vice Chairman
  Vice Chairman of the Board              of the Board of ATI since August 1996.
  of ATI                                  He had served as Vice Chairman of
  Age: 66                                 Allegheny Ludlum Corporation since
                                          August 1994, and previously was
                                          President and Chief Executive Officer of
                                          Allegheny Ludlum Corporation. He is a
                                          director of ATI and DQE, Inc., whose
                                          principal subsidiary is Duquesne Light
                                          Company.

W. CRAIG MCCLELLAND                       W. Craig McClelland served as Chairman
  Retired Chairman and Chief              and Chief Executive Officer of Union
  Executive Officer,                      Camp Corporation, a manufacturer of
  Union Camp Corporation                  paper products, from July 1994 until his
  Age: 65                                 retirement in June 1999. Prior to that
                                          time, he served as President and Chief
                                          Operating Officer of Union Camp. He is
                                          also a director of ATI, International
                                          Paper Corporation and PNC Bank Corp.

COMMITTEES OF OUR BOARD OF DIRECTORS

     In addition to other committees established by our board of directors from time to time, our board has established an Audit and Finance Committee, a Governance Committee and a Personnel and Compensation Committee.

     AUDIT AND FINANCE COMMITTEE. The principal audit functions of the Audit and Finance Committee include:

     - Making recommendations to the board of directors regarding the appointment of the independent accountants for the coming year.

     - Reviewing the scope and general extent of and proposed fees for the annual audit plan and other activities of the independent accountants and the audit plan of the internal auditors.

     - Reviewing with management and the independent accountants, upon completion of the annual audit, the financial statements and related reports for their adequacy and compliance with generally accepted accounting, reporting and disclosure standards.

     - Evaluating the effectiveness of our internal and external audit efforts, accounting and financial controls, policies and procedures and business ethics policies and practices through a review of reports by, and at regular meetings with, the internal and external auditors and with management, as appropriate.

     The principal finance functions of the Audit and Finance Committee include:

     - Reviewing and evaluating proposed bank credit agreements and other major financial proposals.

     - Reviewing and evaluating our relationships with banks and other financial institutions.

     - Reviewing and making recommendations to the board of directors concerning policies with respect to dividends and capital structure.

     - Meeting with the independent auditors and the internal auditors, with and without management being present, to discuss all appropriate matters.

     GOVERNANCE COMMITTEE.  The Governance Committee will:

     - Make recommendations to the board of directors with respect to candidates for nomination as new board members and with respect to incumbent directors for nomination as continuing board members.

     - Make recommendations to the board of directors concerning the memberships of committees of the board and the chairpersons of the respective committees.

     - Make recommendations to the board of directors with respect to the remuneration paid and benefits provided to members of the board in connection with their service on the board and its committees.

     - Administer our formal compensation programs for directors, including the Water Pik Technologies, Inc. 1999 Non-Employee Director Stock Compensation Plan.

     - Make recommendations to the board of directors concerning the composition, organization and operations of the board of directors, including the orientation of new members and the flow of information.

     - Evaluate board tenure policies as well as policies covering the retirement or resignation of incumbent directors.

     PERSONNEL AND COMPENSATION COMMITTEE. The Personnel and Compensation Committee will:

     - Make recommendations to the board of directors concerning general executive management organization matters.

     - Make recommendations to the board of directors concerning compensation and benefits for employees who are also our directors, consult with our Chief Executive Officer on compensation and benefit matters relating to other officers who are required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended ("statutory insiders") and make recommendations to the board of directors concerning compensation policies and procedures relating to officers who are statutory insiders.

     - Make recommendations to the board of directors concerning policy matters relating to employee benefits and employee benefit plans.

     - Make awards of stock-based compensation to officers who are our statutory insiders.

     - Administer our formal incentive compensation plans.

COMPENSATION OF OUR DIRECTORS

     Directors who are not our employees will be paid an annual retainer fee of $20,000. Directors will also be paid $1,000 for each board meeting and $1,000 for each committee meeting attended. Each non-employee chair of a committee will be paid an annual fee of $1,500. Directors who are our employees will not receive any compensation for their services on our board or its committees.

     The non-employee directors will also participate in the 1999 Non-Employee Director Stock Compensation Plan (the "Director Stock Plan"). The purpose of the Director Stock Plan is to provide non-employee directors with an increased personal interest in our performance.

     Under the Director Stock Plan, options to purchase      shares of our
common stock will be granted to non-employee directors at the conclusion of each annual meeting of our stockholders. The purchase price of the common stock covered by these annual options will be the fair market value of our common stock on the date the option is granted.

     The Director Stock Plan also provides that each non-employee director will receive at least 25% of the annual retainer fee in the form of our common stock and/or options to acquire our common stock. Each director may elect a greater percentage. Options granted under this part of the Director Stock Plan are intended to provide each electing director with options having an exercise value on the date of grant equal to the foregone fees; that is, the difference between the exercise price and the market price of the underlying shares of common stock on the date of grant is intended to be equal to the foregone fees.

     In order to continue to attract and retain non-employee directors of exceptional ability and experience, we will also maintain a Fee Continuation Plan for Non-Employee Directors. Under the plan, benefits will be payable to a person who serves as a non-employee director for at least five years. The annual benefit will equal the retainer fee in effect when the director retires from the board. Benefits will be paid for each year of the participant's credited service as a director up to a maximum of ten years.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

     Set forth below are the name, age, position and office to be held with us, and principal occupations and employment during the past five years, of those individuals who are expected to serve as our executive officers and as our senior management immediately following the spin-off. Those individuals named below who are currently officers or employees of ATI will resign from all such positions prior to the spin-off. Our executive officers will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

NAME, OFFICE AND POSITION                                     AGE
-------------------------                                     ---
  EXECUTIVE OFFICERS
Michael P. Hoopis, President and Chief Executive Officer....  48
Robert A. Shortt, Executive Vice President -- Sales,
  Marketing and Business Development........................  39
Victor C. Streufert, Vice President -- Finance and Chief
  Financial Officer.........................................  42
Richard P. Bisson, Vice President -- Operations.............  40
  SENIOR MANAGEMENT
Robert J. Rasp, President -- Laars..........................  41

     Mr. Hoopis' employment history is described above under "Directors."

     Robert A. Shortt has been Executive Vice President -- Sales, Marketing and Business Development of Water Pik Technologies since July 1999. From 1996 to 1999, Mr. Shortt was Vice President, Marketing and Merchandising of CSK Auto Corp., an automotive parts and accessories retailer. From 1995 to 1996, Mr. Shortt was Vice President, Marketing of Price Pfister, Inc., a division of The Black & Decker Corporation, and from 1990 to 1995, Mr. Shortt was Vice President of Kwikset Corporation, a division of The Black & Decker Corporation.

     Victor C. Streufert has been Vice President -- Finance and Chief Financial Officer of Water Pik Technologies since July 1999. Prior to that time, from 1996 to 1998, Mr. Streufert was Senior Vice President, Finance and Administration and Chief Financial Officer of National Telephone Communications, Inc. From 1995 to 1996, Mr. Streufert was Vice President, Finance and Chief Financial Officer of Pyxis Corporation, a health care technology and service company, and from 1989 to 1995, Mr. Streufert was Executive Vice President, Chief Financial Officer of American Health Properties Inc.

     Richard P. Bisson has been Vice President -- Operations of Water Pik Technologies since July 1999. From January 1999 to July 1999, Mr. Bisson was a Consultant to the Chairman and Chief Executive Officer of Eldor Corporation, a producer of transformers for consumer and automotive markets. From 1996 to January 1999, Mr. Bisson was Managing Director of Gilardoni S.p.A., a supplier of products, components and services in medical, security and non-destructive testing industries. From 1990 to 1996, Mr. Bisson held a variety of positions with Price Pfister, Inc., a division of The Black & Decker Corporation, including Director, Manufacturing and Director, Engineering Services.

     Robert J. Rasp has been President of Laars since 1996. He was Vice President, Heating Systems of Laars from 1993 to 1996. From 1990 to 1993, he was a general manager of Carrier Corporation.

HISTORICAL COMPENSATION OF EXECUTIVE OFFICERS

     Shown below is information concerning the annual and long-term compensation for services rendered in all capacities to ATI and its subsidiaries for the years ended December 31, 1998 of the individual who will serve as our Chief Executive Officer and who was the only executive officer employed, by ATI or an affiliate of ATI at December 31, 1998 (the "Named Executive Officer"). The compensation described in this table was paid by ATI or an affiliate of ATI. The table does not reflect the compensation to be paid to our executive officers in the future.

                                                                               LONG-TERM
                                           ANNUAL COMPENSATION               COMPENSATION
                                    ----------------------------------   ---------------------
                                                                         RESTRICTED   OPTIONS
NAME AND PRINCIPAL       FISCAL                           OTHER ANNUAL     STOCK      (SHARES)    ALL OTHER
POSITION                  YEAR       SALARY     BONUS     COMPENSATION     AWARDS       (1)      COMPENSATION
------------------     ----------   --------   --------   ------------   ----------   --------   ------------
Michael P. Hoopis,
  President and Chief
  Executive
  Officer............     1998      $100,000         --           --            --     40,000      $42,949(2)
                       (3 months)

-------------------------

(1) Reflects options granted under ATI's Incentive Plan.

(2) Includes $40,774 for relocation expenses.

                          OPTION GRANTS IN LAST FISCAL YEAR

     Shown below is information on grants to Mr. Hoopis of options to purchase shares of ATI common stock pursuant to the ATI Incentive Plan during the year ended December 31, 1998, which are reflected in the Summary Compensation Table above.

                                                                                POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED RATES
                                                                                   OF STOCK PRICE
                        NUMBER OF     % OF TOTAL                                  APPRECIATION FOR
                       SECURITIES      OPTIONS                                     OPTION TERM(1)
                       UNDERLYING     GRANTED TO    EXERCISE OR                -----------------------
                         OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION   0%      5%        10%
NAME                   GRANTED (1)   FISCAL YEAR     ($/SHARE)       DATE       $       $         $
----                   -----------   ------------   -----------   ----------   ---   -------   -------
Michael P. Hoopis....    20,000           *          $17.40625     10/05/08     0    218,875   554,875
                         20,000           *          $  20.375     12/17/08     0    256,300   649,500

-------------------------

 *  Less than 1%.

(1) Reflects options granted under ATI's Incentive Plan.

(2) No gain to the optionee is possible without stock price appreciation, which will benefit all stockholders commensurately. The assumed "potential realizable values" are mathematically derived from certain prescribed rates of stock price appreciation. The actual value of these option grants depends on the future performance of ATI common stock and overall stock market condition. There is no assurance that the values reflected in this table will be realized.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                                       NUMBER OF               VALUE OF UNEXERCISED
                                                                 SECURITIES UNDERLYING             IN-THE-MONEY
                                  SHARES                        UNEXERCISED OPTIONS AT           OPTIONS AT FISCAL
                                ACQUIRED ON       VALUE           FISCAL YEAR END(#)              YEAR END($)(1)
NAME AND PRINCIPAL POSITION     EXERCISE(#)    REALIZED($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
---------------------------    -------------   -----------   -----------------------------   -------------------------
Michael P. Hoopis............        0              0                    0/40,000                    0/56,250

-------------------------

(1) The "value of unexercised in-the-money options" is calculated by subtracting the exercise price per share from $20.21875 which was the average of the high and low sales prices of a share of ATI common stock on the New York Stock Exchange on December 31, 1998. Of the options held by Mr. Hoopis, options to purchase 20,000 shares were not in-the-money at December 31, 1998.

     Under the Employee Benefits Agreement, in general, options to purchase shares of ATI common stock that are held by our employees, including Mr. Hoopis, will be converted into options to purchase shares of Water Pik Technologies common stock. The number of our shares that our employees will be able to purchase and the exercise price of the options will be adjusted in the conversion based on the relationship of the ATI stock price and the stock price of Water Pik Technologies over a fixed period of time. Options with exercise prices that are greater than the ATI stock price at the time of the spin-off will be cancelled. It is contemplated that we will grant new options for our common stock to holders of the cancelled options.

EMPLOYMENT AGREEMENTS

     On September 15, 1998, ATI entered into an employment agreement with Mr. Hoopis which provides for an initial term of employment expiring on December 31, 2002. In connection with the spin-off, we will assume all the obligations of ATI, as employer, under that agreement. Under the agreement, Mr. Hoopis is entitled to an annual base salary of $400,000 and certain additional payments on the first three anniversaries of the agreement. In addition, at the spin-off date, Mr. Hoopis will receive options to purchase 3% of the shares of common stock of Water Pik Technologies. The options will have a ten year term and will be exercisable at a price equal to the average of the high and low sales price of a share of Water Pik Technologies common stock. Options to purchase 10% of the shares will become exercisable one year after the grant date, options to purchase an additional 20% of the shares will become exercisable two years after the grant date, and options to purchase the remaining 70% of the shares will become exercisable three years after the grant date.

     ATI has entered into an employment agreement with Robert A. Shortt as our Executive Vice President -- Sales, Marketing and Business Development. The agreement provides for an annual base salary of $245,000 and certain additional payments, and provides for an initial term of employment expiring on June 28, 2000, which will be automatically extended unless written notice is given by either party. ATI has entered into an employment agreement with Victor C. Streufert as our Vice President -- Finance and Chief Financial Officer. The agreement provides for annual base salary of $225,000 and certain additional payments, and provides for an initial term of employment expiring on July 6, 2000, which will be automatically extended unless written notice is given by either party. ATI has entered into an employment agreement with Richard Bisson as our Vice

President -- Operations. The agreement provides for an annual base salary of $190,000 and certain additional payments, and provides for an initial term of employment expiring on July 1, 2000, which will be automatically extended unless written notice is given by either party. In connection with the spin-off, we will assume all the obligations of ATI, as employer, under these agreements. After the spin-off, Messrs. Shortt, Streufert and Bisson will be entitled to participate in the Water Pik Technologies annual incentive bonus plan, under the terms and conditions applicable to all participants.

     Pursuant to the employment agreements with Messrs. Shortt, Streufert and Bisson, each will receive options to purchase shares of common stock of Water Pik Technologies at the spin-off date. The options will have a ten year term and will be exercisable at a price equal to the average of the high and low sales price of a share of Water Pik Technologies common stock. For Messrs. Shortt,
Streufert and Bisson, options to purchase      and      shares, respectively,
will become exercisable one year after the grant date, options to purchase an
additional      ,      and      shares, respectively, will become exercisable
two years after the grant date, and options to purchase an additional      ,
     and      shares, respectively, will become exercisable three years after the grant date.

     The employment agreements for each of Messrs. Hoopis, Shortt, Streufert and Bisson will automatically terminate upon the death of the executive, and may be terminated at our option if the executive becomes disabled or at any time without cause. In these events, we would be required to make certain severance payments, in the case of Mr. Hoopis, in an amount equal to the greater of his base salary and performance bonus for the remaining term of his agreement or two years, and in the case of Messrs. Shortt, Streufert and Bisson, in an amount equal to the executive's base salary and performance bonus for one year and, except in the case of death, to continue certain benefits for the benefit of, the executive or his estate. We may also terminate each executive at any time for "cause," in which case the executive would be entitled to no severance payments or other benefits. Each executive may terminate his respective agreement at any time by providing prior written notice pursuant to the terms of the agreement. If an executive terminates the agreement without "good reason," he would be entitled to no severance payments or other benefits. If an executive terminates the agreement with "good reason," including upon the occurrence of "Change in Control," as defined in the agreement, he would be entitled to receive severance payments and benefits.

BENEFIT PLANS FOLLOWING THE SPIN-OFF

  OUR INCENTIVE PLANS

     On or prior to the date of the spin-off, our board of directors will adopt, and ATI as our sole stockholder will approve, the following incentive compensation plans.

     LONG-TERM INCENTIVE PLAN. Our long-term incentive plan is expected to provide for the grant of various types of long-term incentive awards to selected employees, consistent with the objectives and restrictions of the plan. Although these awards may include non-qualified stock options, incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"), stock appreciation rights, and restricted and unrestricted share awards, it is expected that only stock options and restricted stock awards under a stock acquisition and retention program will be granted under the plan initially. A
total of           shares of our common stock will be available for issuance
under our long-term incentive plan. The term of the plan is expected to be ten years.

     The plan will vest broad powers in the Personnel and Compensation Committee of our board of directors to administer and interpret the plan. This power will include the authority to select the persons to be granted awards, to determine the terms, goals and conditions of awards, and to determine whether such goals and conditions have been met.

     While the precise number of shares is yet to be determined, it is
anticipated that we will grant options for up to           shares of our common
stock to our senior management following the spin-off in addition to those options granted in connection with the conversion of options to purchase ATI common stock under the Employee Benefits Agreement. We also expect to establish a stock acquisition and retention program ("SARP") under our incentive plan with terms that are similar to the SARP established by ATI. Under this program, each year, key executives will be given the opportunity to purchase shares of our stock, or designate shares of our stock previously acquired by them, with a value equal to their base salary at the beginning of the year. Under the SARP, executives who purchase shares can deliver a promissory note, payable to the Company, as payment of the purchase price. Executives will receive an award of one restricted share of our common stock for each two shares they purchase or designate. In general, the restricted shares will vest only if the participant retains the shares purchased or designated by the participant as subject to the SARP for a period of five years.

     ANNUAL INCENTIVE PLAN. Our annual incentive plan is expected to give the Personnel and Compensation Committee of our board of directors the discretion to determine the aggregate amount of money to be used for awards based upon competitive compensation practices and such measures of our performance as the committee selects from time to time. Individual awards will be determined annually by the Personnel and Compensation Committee in accordance with performance goals established by the committee at the beginning of the year.

     DEFERRED COMPENSATION PLAN. It is anticipated that we will implement a deferred compensation plan that will allow certain of our executives to defer all or a portion of their annual salary and annual incentive plan awards, as well as amounts due under certain of our other compensation programs. A participant's deferred benefit will be credited with earnings based on or more hypothetical investments available under the plan. The plan is not funded. We expect, however, to hold insurance policies on the lives of participants in the plan, to the extent insurance is reasonably available, to provide a possible source of cash for payments that become due under the plan.

  OTHER PLANS

     SAVINGS PLAN. We plan to establish an enhanced defined contribution 401(k) program for our employees prior to April 1, 2000 and transfer account balances of affected employees under the Teledyne, Inc. 401(k) Plan directly to our new plan. Until we establish our new plan, our employees will continue to participate in a part of the Teledyne, Inc. 401(k) Plan that is maintained for the benefit of our employees. After the spin-off and until we establish our new savings plan, our part of the Teledyne, Inc. 401(k) Plan will offer along with other funds, three common stock funds as investment alternatives: (i) our common stock fund, (ii) a Teledyne Technologies common stock fund, and (iii) an ATI common stock fund. Our plan participants will not be able to increase their holdings in the Teledyne Technologies, ATI or, until we establish our new 401(k) plan, our stock funds but will be allowed to transfer their account balances out of those funds. To the extent that the plan fiduciaries have not already done so, on April 1, 2000, all remaining investments in the Teledyne Technologies and ATI stock funds under our part of the Teledyne, Inc. 401(k) Plan or our new savings plan will be automatically liquidated and the proceeds transferred to the Water Pik Technologies common stock fund under the applicable plan. Similar investment restrictions and automatic liquidations will apply to the Water Pik Technologies stock fund available under the ATI and Teledyne Technologies savings plans.

     EMPLOYEE STOCK PURCHASE PLAN. We expect to adopt an employee stock purchase plan similar to ATI's Stock Advantage Plan, under which our employees will be permitted to purchase shares of our common stock through payroll deductions supplemented by Company contributions.

     OTHER BENEFIT PLANS. It is expected that we will adopt a number of plans to provide certain employee welfare benefits to our active employees as well as our retirees after the spin-off, including medical, short and long-term disability, life insurance, severance and other benefits, and our board of directors will reserve the right to amend, suspend or terminate any of these welfare plans.

                               SECURITY OWNERSHIP

     The following table sets forth the number of shares of our common stock expected to be beneficially owned following the spin-off, directly or indirectly, by each person known to us who is expected to own beneficially more than five percent of our outstanding common stock, each director, our Named Executive Officer and such persons as a group, in each case based upon the beneficial ownership of such persons of ATI common stock reported to ATI as of August 31, 1999, and the distribution ratio of one share of our common stock for every 20 shares of ATI common stock owned by the named persons, including shares as to which a right to acquire ownership exists within 60 days of August 31, 1999 (for example, through the exercise of stock options) within the meaning of Rule 13d3(d)(1) under the Securities Exchange Act of 1934. Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

                                                      NUMBER OF
BENEFICIAL OWNER                                       SHARES      PERCENT OF CLASS
----------------                                      ---------    ----------------
J. P. Morgan & Co. Incorporated(1)..................  1,078,210          11.3%
  60 Wall Street
  New York, NY 10260
Richard P. Simmons (2)..............................    807,238           8.5%
  1000 Six PPG Place
  Pittsburgh, PA 15222
Caroline W. Singleton(3)............................    699,966           7.3%
  Sole Trustee of the Singleton Family Trust
  335 North Maple Drive, Suite 177
  Beverly Hills, CA 90210
Scudder Kemper Investments, Inc.(4).................    551,359           5.8%
  345 Park Avenue
  New York, NY 10154
Capital Research and Management Company(5)..........    507,520           5.3%
  333 South Hope Street
  Los Angeles, CA 90071
Michael P. Hoopis...................................         --             *
Robert P. Bozzone(6)................................    253,574           2.7%
W. Craig McClelland(6)..............................        247             *
William G. Ouchi....................................        346             *
All directors and Named Executive Officer as a group
  (4 persons).......................................    254,167           2.7%

-------------------------

  * Less than one percent of the outstanding shares.

(1) J.P. Morgan & Co. Incorporated filed a Form 13F under the Securities Exchange Act of 1934 indicating that as of June 30, 1999, it beneficially owned 21,564,205 shares of ATI common stock, including 15,924,890 shares as to which it had sole voting power and 158,369 shares as to which it had shared voting power.

(2) Mr. Simmons will have the sole power to direct the voting of all 807,238 shares, and sole power to direct the disposition of 403,170 of these shares. Mrs. Richard P. Simmons will have the sole power to direct the disposition of 404,064 of these shares.

    The amount shown reflects shares held for Mr. Simmons as of August 31, 1999 under the ATI Retirement Savings Plan. The amount shown does not include the shares which will be paid by ATI to Mr. Simmons as his base salary for 1999, in the annual amount of 45,000 shares of ATI common stock, as directed by the ATI Stock Incentive Award Subcommittee or options to acquire shares of ATI common stock which Mr. Simmons may exercise within 60 days of August 31, 1999 under ATI incentive stock plans (or options to acquire shares of ATI common stock which Mr. Simmons has transferred as gifts to family members, as to which he disclaims beneficial ownership), which will remain options to purchase shares of ATI common stock following the spin-off. Mr. Simmons disclaims beneficial ownership of shares, not shown in the table, that will be owned by R. P. Simmons Family Foundation.

(3) Caroline W. Singleton filed a Schedule 13D dated August 25, 1999, indicating that as of July 26, 1999, she beneficially owned 13,999,320 shares of ATI common stock, which had been held by Dr. Henry E. Singleton. The shares had been subsequently transferred to the Singleton Family Trust, of which she is the sole trustee.

(4) Scudder Kemper Investments, Inc. filed a Schedule 13G dated February 12, 1999 indicating that as of December 31, 1998, it beneficially owned ATI common stock as follows: 2,326,862 sole voting power; 7,974,265 shared voting power; 10,928,613 sole dispositive power; and 98,569 shared dispositive power.

(5) Capital Research and Management Company filed a Schedule 13G dated February 8, 1999 indicating that as of December 31, 1998, it held sole dispositive power, and no voting power, with respect to 10,150,400 shares of ATI common stock as a result of acting as investment adviser to various registered investment companies.

(6) The amounts shown do not include options to acquire shares of ATI common stock which these individuals may exercise within 60 days of August 31, 1999 under ATI's non-employee director stock-based compensation plan and which will remain options to purchase shares of ATI common stock; the amounts do not include shares for which beneficial ownership is disclaimed, including 150 shares owned by Mr. McClelland's wife; 12,000 shares owned by Mr. Bozzone's wife; and 3,585 shares owned by the Bozzone Family Foundation.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our Certificate of Incorporation ("Certificate") provides that our authorized capital consists of (i) 50,000,000 shares of common stock, $.01 par value, of which (based on the number of shares of ATI common stock outstanding
as of              , 1999) approximately      shares of our common stock will be
issued to stockholders of ATI in the spin-off, and (ii) 5,000,000 shares of
preferred stock, par value $.01 per share, of which                shares have
been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of Water Pik Technologies Rights (as described below). See "-- Rights Plan."

COMMON STOCK

     Each share of our common stock will entitle its holder of record to one vote for the election of directors and all other matters to be voted on by the stockholders. Holders of our common stock will not have cumulative voting rights. As a result, the holders of a majority of the shares of our common stock voting for the election of directors may elect all nominees standing for election as our directors.

     Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use. Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to share on a pro rata basis in any distribution to stockholders upon our liquidation, dissolution or winding up. No holder of our common stock will have any preemptive right to subscribe for any of our stock or other security.

PREFERRED STOCK

     Our board of directors, without further action by the stockholders, may from time to time authorize the issuance of shares of our preferred stock in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of our outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of our preferred stock would normally be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of our common stock.

     Under certain circumstances, the issuance of our preferred stock may render more difficult or tend to discourage our change in control. Although we currently have no plans to issue shares of our preferred stock, our board of directors, without stockholder approval, may issue our preferred stock with voting and conversion rights which could adversely affect the rights of holders of shares of our common stock. For a description of the terms of our Series A Junior Participating Preferred Stock. See "-- Rights Plan."

RIGHTS PLAN

     On              , 1999, our board of directors declared a dividend of one
preferred share purchase right (each, a "Right") for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock
(the "Preferred Shares") of Water Pik Technologies at a price of $     per one
one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights
Agreement dated as of              , 1999 between us and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent.

     Until the earlier to occur of:

     - a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of our outstanding shares of common stock; or

     - 10 business days (or such later date as may be determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced by the common stock certificate with a copy of the Summary of Rights attached to it.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates of our common stock issued upon transfer or new issuance of our common stock will contain a notation incorporating the Rights Agreement by reference.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for our common stock, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with our common stock represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The final expiration date for the Rights will occur at the close of business on
             , 2009, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares;

     - upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or

     - upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential
quarterly dividend payment of $       per share but will be entitled to an
aggregate dividend of      times the dividend declared per share of our common
stock. If we are liquidated, the holders of the Preferred Shares will be
entitled to a minimum preferential liquidation payment of $       per share but
will be entitled to an aggregate payment of                times the payment
made per share of our common stock. Each Preferred Share will have votes, voting together with our common stock. Finally, if we engage in a merger, consolidation, or any other transaction in which shares of our common stock are
exchanged, each Preferred Share will be entitled to receive        times the
amount received per share of our common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of our common stock.

     In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a Preferred Share, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of our common stock, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of the Right will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

CERTAIN PROVISIONS OF OUR GOVERNING DOCUMENTS

     The following is a description of certain provisions of our Certificate and Bylaws. The description is qualified in its entirety by reference to the full texts of the Certificate and Bylaws. Certain provisions of our Certificate and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, without the approval of our board of directors.

     CHARTER PROVISIONS AFFECTING CONTROL AND OTHER TRANSACTIONS. Our Certificate requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of our common stock to approve certain fundamental changes such as a merger, consolidation, sale of substantially all of our assets, dissolution, certain purchases by us or one of our subsidiaries of shares of our common stock or other assets from a "significant shareholder," any merger of a "significant shareholder" into us or one of our subsidiaries, or any reclassification or recapitalization of us consummated within five years after a "significant shareholder" becomes such, if the result of such reclassification or recapitalization is to reduce the number of outstanding shares of our common stock or convert any such shares into cash or other securities. This supermajority voting requirement is not applicable if the fundamental change has been approved at a meeting of our board of directors by the vote of more than two-thirds of the incumbent directors. A "significant shareholder" is defined as any person who owns beneficially a number of shares of our common stock that is greater than 10% of the outstanding shares of our common stock, and any and all associates and affiliates of such person.

     CLASSIFICATION OF DIRECTORS. Our Certificate provides that our board of directors will consist of three classes of directors. The initial members of our board of directors will be divided into three classes to serve as follows: the Class I director will initially hold office for a term to expire at the first annual meeting of stockholders after his initial election; the Class II director will initially hold office for a term to expire at the second annual meeting of stockholders after his initial election; and the Class III directors will initially hold office for a term to expire at the third annual meeting of stockholders after their initial election. At each annual meeting of our stockholders, only the election of directors of the class whose term is expiring will be voted upon, and upon election each director will serve a three-year term. See "Management -- Directors."

     RIGHT TO CALL A SPECIAL MEETING. Our Certificate provides that special meetings of the stockholders may only be called by the Chairman of our board of directors or the Chief Executive Officer or by our board of directors pursuant to a resolution passed by a majority of the directors then in office. Accordingly, our stockholders will not have the right to call a special meeting of the stockholders. Our Certificate further provides that only such business will be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of the special meeting.

     Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (i) by or at the direction of our board of directors or (ii) by any stockholder of record at the time of the giving of notice of such meeting. Nominations by a stockholder of persons for election to our board of directors may be made if the stockholder's notice is delivered to our Secretary not earlier than the 90th day prior to the special meeting and not later than the 75th day prior to the special meeting or the 10th day following the day on which a public announcement is first made of the special meeting and of the nominees proposed by the board of directors to be elected at the meeting.

     PROCEDURES TO BRING BUSINESS BEFORE A MEETING; NO ACTION BY CONSENT. Our Certificate provides that in order for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder's notice must be delivered to our Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

     Our Certificate also provides that any action required to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by the written consent of our stockholders.

     FIDUCIARY DUTIES OF DIRECTORS. Our Certificate provides that our directors may take into account the effects of their actions on our employees, suppliers, distributors and customers and the effect upon communities in which our offices or facilities are located or any other factors considered pertinent.

     As permitted by the General Corporation Law of the State of Delaware (the "DGCL"), our Certificate includes a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payment of a dividend or an unlawful stock purchase or redemption; and

     - for any transaction from which the director derives an improper personal benefit.

     Our Certificate further provides that, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent so permitted. Our Certificate also specifies that no amendment to or repeal of the provision shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.

     CHARTER AMENDMENTS. Our Certificate provides that the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock is required to amend or rescind, or adopt any provision inconsistent with the purpose or intent of the provisions of our Certificate relating to the adoption, amendment and repeal of our Bylaws, limitations of certain liabilities of directors, actions of stockholders, classification of directors, certain factors permitted to be considered by the directors, approval of certain fundamental changes, and amendments to our Certificate.

     BYLAW PROVISIONS REGARDING ATI DIRECTORS. Our Bylaws contain provisions designed to ensure that at least a majority of our directors are also directors of ATI until the third annual meeting of our stockholders held after the spin-off. The Bylaws also provide that no quorum of the board will be deemed present unless at least a majority of the directors present are also members of the board of directors of ATI.

     BYLAW AMENDMENTS. Our Certificate authorizes our board of directors to adopt, amend or repeal our Bylaws. Our Certificate also provides that our stockholders may not adopt, amend or repeal our Bylaws other than by the same affirmative vote that is required to amend certain provisions of our Certificate (See "-- Charter Amendments").

ANTI-TAKEOVER LEGISLATION

     Since neither our Certificate nor our Bylaws contain a provision expressly electing not to be governed by Section 203 of the DGCL, we are subject to this statutory anti-takeover provision. Section 203 provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a "business combination" with the corporation for a period of three years following the time the person became an interested stockholder, unless:

     - the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

     - upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer);

     - the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder.

     In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is defined to include:

     - mergers or consolidations of a corporation with an interested stockholder;

     - sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder;

     - certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries;

     - certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder; and

     - receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be ChaseMellon Shareholder Services, L.L.C.

          LIABILITY AND INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS

ELIMINATION OF LIABILITY

     As permitted by the DGCL, our Certificate eliminates, subject to certain statutory limitations, the liability of directors to Water Pik Technologies or its stockholders for monetary damages for breaches of fiduciary duty, except for liability

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the DGCL; or

     - for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the corporation if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provision.

     Our Certificate provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses.

     We are also authorized to maintain, and do maintain, insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not we would have the power to indemnify such person against such liability under the DGCL.

                             AVAILABLE INFORMATION

     We have filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to our common stock. The Registration Statement and the exhibits to it contain some information not appearing in this Information Statement. This Information Statement provides a summary of some of the agreements and contracts appearing as exhibits to the Registration Statement. You are encouraged to see the exhibits to the Registration Statement for a more complete description of the contracts and agreements summarized in this Information Statement.

     You may access and read the Registration Statement and all of the exhibits to it through the SEC's Internet site at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     After the spin-off, we will be required to file annual, quarterly and special reports and other information with the SEC. We will also be subject to proxy solicitation requirements. Once filed, you can access this information from the SEC in the manner set forth in the preceding paragraph. Following the spin-off, our filings will also be available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                       INDEX TO OUR FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Combined Statements of Income for the years ended December
  31, 1998, 1997 and 1996...................................   F-3
Combined Balance Sheets for December 31, 1998 and 1997......   F-4
Combined Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................   F-5
Combined Statements of Stockholder's Equity for the years
  ended December 31, 1998, 1997 and 1996....................   F-6
Notes to Combined Financial Statements......................   F-7
Combined Statements of Income (unaudited) for the six months ended June 30, 1999 and 1998..............................  F-19
Combined Balance Sheets for June 30, 1999 (unaudited) and
  December 31, 1998 (audited)...............................  F-20
Combined Statements of Cash Flows (unaudited) for the six
  months ended June 30, 1999 and 1998.......................  F-21
Combined Statements of Stockholder's Equity (unaudited) for
  the six months ended June 30, 1999 and 1998...............  F-22
Notes to Interim Combined Financial Statements
  (unaudited)...............................................  F-23

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
  Water Pik Technologies, Inc.

     We have audited the accompanying combined balance sheets of Water Pik Technologies, Inc. as of December 31, 1998 and 1997 and the related combined statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Water Pik Technologies, Inc. at December 31, 1998 and 1997, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Pittsburgh, Pennsylvania
April 13, 1999, except for Note 12 as to which the date is August 6, 1999

                          WATER PIK TECHNOLOGIES, INC.

                         COMBINED STATEMENTS OF INCOME

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
SALES.........................................  $235,788    $241,167    $215,675
Cost and expenses:
  Cost of sales...............................   139,544     138,792     134,134
  Selling expenses............................    49,830      44,740      43,112
  General and administrative expenses.........    27,382      29,251      26,119
                                                --------    --------    --------
                                                 216,756     212,783     203,365
                                                --------    --------    --------
Earnings before other income..................    19,032      28,384      12,310
Other income..................................       126         532           7
                                                --------    --------    --------
INCOME BEFORE TAXES...........................    19,158      28,916      12,317
Provision for income taxes....................     7,663      11,364       4,964
                                                --------    --------    --------
NET INCOME....................................  $ 11,495    $ 17,552    $  7,353
                                                ========    ========    ========

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                                                      DECEMBER 31,    DECEMBER 31,
                                                          1998            1997
                                                      ------------    ------------
                                                             (IN THOUSANDS)
ASSETS
Cash................................................    $     --        $     --
Accounts receivable.................................      46,335          48,270
Inventories.........................................      18,760          22,001
Deferred income taxes...............................       7,218           6,598
Prepared expenses and other current assets..........       1,228           1,509
                                                        --------        --------
     TOTAL CURRENT ASSETS...........................      73,541          78,378
Property, plant and equipment.......................      33,131          29,459
Cost in excess of net assets acquired...............      19,072          11,592
Deferred income taxes...............................          --              52
Other assets........................................       2,050             493
                                                        --------        --------
     TOTAL ASSETS...................................    $127,794        $119,974
                                                        ========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable....................................    $ 18,880        $ 19,715
Accrued liabilities.................................      18,883          19,606
                                                        --------        --------
     TOTAL CURRENT LIABILITIES......................      37,763          39,321
Deferred income taxes...............................       1,209              --
                                                        --------        --------
     TOTAL LIABILITIES..............................      38,972          39,321
                                                        --------        --------
Stockholder's Equity:
  Net advances from Allegheny Teledyne..............      89,124          80,852
  Foreign currency translation losses...............        (302)           (199)
                                                        --------        --------
     TOTAL STOCKHOLDER'S EQUITY.....................      88,822          80,653
                                                        --------        --------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.....    $127,794        $119,974
                                                        ========        ========

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
                                                         (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income..................................  $ 11,495    $ 17,552    $  7,353
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization............     6,324       6,388       5,582
     Deferred income taxes....................       641         759        (348)
     Gain or loss on sale of property, plant
       and equipment..........................       (13)       (446)        106
  Change in operating assets and liabilities:
     Inventories..............................     4,955       4,422       1,506
     Accounts receivable......................     3,284      (8,497)      2,887
     Accounts payable.........................    (2,120)      6,849        (208)
     Accrued liabilities......................    (1,520)       (568)     (2,208)
     Other assets.............................      (948)        834        (628)
  Other.......................................       227        (263)       (148)
                                                --------    --------    --------
     CASH PROVIDED BY OPERATING ACTIVITIES....    22,325      27,030      13,894
                                                --------    --------    --------
INVESTING ACTIVITIES:
  Purchases of business.......................   (10,647)         --     (13,480)
  Purchases of property, plant and
     equipment................................    (8,650)     (6,480)     (6,010)
  Disposals of property, plant and
     equipment................................       155       1,312          --
  Other.......................................        40          31        (112)
                                                --------    --------    --------
     CASH USED IN INVESTING ACTIVITIES........   (19,102)     (5,137)    (19,602)
                                                --------    --------    --------
FINANCING ACTIVITIES:
  Net advances (to) from Allegheny Teledyne...    (3,223)    (22,006)      5,821
                                                --------    --------    --------
     CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES.............................    (3,223)    (22,006)      5,821
                                                --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.................................        --        (113)        113
Cash and cash equivalents at beginning of
  year........................................        --         113          --
                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR......  $     --    $     --    $    113
                                                ========    ========    ========

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                                          ADVANCES      ACCUMULATED
                                          (TO) FROM        OTHER
                                          ALLEGHENY    COMPREHENSIVE    STOCKHOLDER'S
                                          TELEDYNE        INCOME           EQUITY
                                          ---------    -------------    -------------
                                                        (IN THOUSANDS)
BALANCE, DECEMBER 31, 1995..............   $72,132         $ 106          $ 72,238
                                           =======         =====          ========
Net income..............................     7,353            --             7,353
Other comprehensive income, net of tax:
  Foreign currency translation losses...        --           (77)              (77)
                                           -------         -----          --------
Comprehensive income....................     7,353           (77)            7,276
Net transactions with Allegheny
  Teledyne..............................     5,821            --             5,821
                                           -------         -----          --------
BALANCE, DECEMBER 31, 1996..............    85,306            29            85,335
                                           =======         =====          ========
Net income..............................    17,552            --            17,552
Other comprehensive income, net of tax:
  Foreign currency translation losses...        --          (228)             (228)
                                           -------         -----          --------
Comprehensive income....................    17,552          (228)           17,324
Net transactions with Allegheny
  Teledyne..............................   (22,006)           --           (22,006)
                                           -------         -----          --------
BALANCE, DECEMBER 31, 1997..............    80,852          (199)           80,653
                                           =======         =====          ========
Net income..............................    11,495            --            11,495
Other comprehensive income, net of tax:
  Foreign currency translation losses...        --          (103)             (103)
                                           -------         -----          --------
Comprehensive income....................    11,495          (103)           11,392
Net transactions with Allegheny
  Teledyne..............................    (3,223)           --            (3,223)
                                           -------         -----          --------
BALANCE, DECEMBER 31, 1998..............   $89,124         $(302)         $ 88,822
                                           =======         =====          ========

The accompanying notes are an integral part of these statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.  ALLEGHENY TELEDYNE INCORPORATED SPIN-OFF OF WATER PIK TECHNOLOGIES,
         INC.

     Water Pik Technologies, Inc. ("Water Pik Technologies" or the "Company") is a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products. The Company's products include: shower heads; oral health products; water filtration products; pool and spa heaters, controls, valves and water features; and residential and commercial water-heating systems. Water Pik Technologies operates in two business segments, Personal Health Care Products and Pool and Water-Heating Products.

     In 1998, Allegheny Teledyne Incorporated ("Allegheny Teledyne") announced that it would pursue a course of action that would result in the spin-off of Water Pik Technologies to Allegheny Teledyne stockholders as an independent, publicly-traded company (the "spin-off"). In August 1999, Allegheny Teledyne received a favorable ruling from the Internal Revenue Service that the proposed spin-off of Water Pik Technologies into a freestanding public company would be treated as a tax-free distribution for federal income tax purposes. In September 1999, Allegheny Teledyne's Board of Directors approved the various transactions pertaining to the spin-off and delegated to its Executive Committee the authority to set the record date and distribution date for the spin-off. Immediately following the spin-off, Allegheny Teledyne will no longer have a financial investment in Water Pik Technologies.

     Water Pik Technologies consists of the Consumer segment of Allegheny Teledyne which includes the operations of the Teledyne Water Pik division with operations in the U.S., Canada and Japan and the Teledyne Laars division with operations in the U.S. and Canada.

     A five-year $60,000,000 secured term loan and revolving credit facility will be established by Allegheny Teledyne, and $40,000,000 of borrowings under the facility will be used by Allegheny Teledyne prior to the spin-off to repay certain of Allegheny Teledyne's debt obligations. Water Pik Technologies will assume this term loan and credit facility, including the repayment obligations for Allegheny Teledyne's $40,000,000 of borrowings, in connection with the spin-off. Following the spin-off, Water Pik Technologies will have up to $20,000,000 of borrowing availability remaining under the credit facility, subject to the terms of the facility. In addition, prior to and in connection with the spin-off, Water Pik Technologies and Allegheny Teledyne will enter into agreements providing for the separation of the companies and governing various relationships for separating employee benefits, tax obligations, indemnification and transition services.

     The financial statements of Water Pik Technologies include the combined financial position, results of operations and cash flows of the businesses described above. Allegheny Teledyne's historical cost basis of assets and liabilities has been reflected in the Water Pik Technologies financial statements. The financial information in these financial statements is not necessarily indicative of results of operations, financial position and cash flows that would have occurred if Water Pik Technologies had been a separate stand-alone entity during the periods presented or of future results. The combined financial statements included herein do not reflect any changes that may occur in the capitalization and operations of Water Pik Technologies as a result of, or after, the spin-off.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF COMBINATION

     The combined financial statements of Water Pik Technologies include the accounts of the businesses distributed by Allegheny Teledyne and its subsidiaries as described in Note 1. Significant intercompany accounts and transactions have been eliminated.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

REVENUE RECOGNITION

     Revenues are recorded upon shipment of product to the customer. Certain products sold to pool industry customers include deferred payment terms consistent with industry practices. Sales returns and allowances are recognized when the product has been received from the customer, has been inspected by the Company and has been determined to be a valid claim. Sales returns and allowances of $16,239,000, $16,193,000 and $17,690,000 in 1998, 1997 and 1996,
respectively, are reflected in net sales amounts on the income statements.

INTERNATIONAL SALES

     Total international sales were $37,185,000 in 1998, $41,099,000 in 1997 and $37,780,000 in 1996. Of these amounts, sales by operations in the United States to customers in other countries were $28,468,000 in 1998, $31,499,000 in 1997 and $29,338,000 in 1996. There were no sales to individual countries outside of the United States in excess of 10 percent of the Company's net sales.

PRODUCT DEVELOPMENT AND RESEARCH AND DEVELOPMENT COSTS

     Product development and research and development costs ($7,734,000 in 1998, $8,879,000 in 1997 and $7,592,000 in 1996) are expensed as incurred.

ADVERTISING COSTS

     Advertising costs ($24,664,000 in 1998, $20,250,000 in 1997 and $17,939,000
in 1996) are expensed in the year incurred.

WARRANTY COSTS AND RESERVES

     The Company's return policy is to replace, repair or issue credit for product under warranty. The Company has established an accrual for these anticipated future warranty costs. Amounts expensed for warranty costs were $4,924,000, $5,673,000 and $4,098,000 in 1998, 1997 and 1996, respectively.

INCOME TAXES

     Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

NET INCOME PER COMMON SHARE

     Historical earnings per share are not presented since Water Pik Technologies common stock was not part of the capital structure of Allegheny Teledyne for the periods presented. Water Pik Technologies will present basic and diluted earnings per share in the first report it issues after the effective date of the spin-off.

ACCOUNTS RECEIVABLE

     Receivables are presented net of a reserve for doubtful accounts of $1,756,000 at December 31, 1998 and $1,952,000 at December 31, 1997. The Company
markets its products to a diverse customer base, principally throughout the United States and Canada. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

INVENTORIES

     Inventories are stated at the lower of cost (last-in, first-out and first-in, first-out cost methods) or market.

PROPERTY AND EQUIPMENT

     Property, plant and equipment are carried at cost. The method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the straight-line method more appropriately reflects its financial results by better allocating costs of new property over the useful lives of these assets. The effect of this change on net income in 1996 was not material.

COST IN EXCESS OF NET ASSETS ACQUIRED

     Cost in excess of net assets acquired related to businesses purchased after November 1970 are being amortized on a straight-line basis over periods not exceeding 15 years. Goodwill amortization expense was $1,096,000, $894,000 and $546,000 in 1998, 1997 and 1996, respectively.

FOREIGN CURRENCY TRANSLATION

     The Company's foreign entities' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative foreign currency translation account in stockholder's equity.

NOTE 3.  INVENTORIES

                                              DECEMBER 31,    DECEMBER 31,
                                                  1998            1997
                                              ------------    ------------
                                                     (IN THOUSANDS)
Raw materials and supplies..................    $11,616         $13,955
Work-in-process.............................      3,406           3,896
Finished goods..............................      8,795           8,783
                                                -------         -------
Total inventories at current cost...........     23,817          26,634
Less allowances to reduce current cost
  values to LIFO basis......................     (5,057)         (4,633)
                                                -------         -------
Total inventories...........................    $18,760         $22,001
                                                =======         =======

     Inventories determined on the last-in, first-out method were $9,748,000 at December 31, 1998 and $13,660,000 at December 31, 1997. The remainder of the inventory was determined using the first-in, first-out method. These inventory values do not differ materially from current cost.

     During 1997, the discontinuation of a product line resulted in a liquidation of last-in, first-out inventory quantities. This inventory was carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this last-in, first-out liquidation was to increase net income by $625,000 in 1997.

NOTE 4.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     Property, plant and equipment were as follows:

                                              DECEMBER 31,    DECEMBER 31,
                                                  1998            1997
                                              ------------    ------------
                                                     (IN THOUSANDS)
Land........................................    $  4,694        $  4,699
Buildings...................................      19,576          19,243
Equipment and leasehold improvements........      49,868          43,421
                                                --------        --------
                                                  74,138          67,363
Accumulated depreciation and amortization...     (41,007)        (37,904)
                                                --------        --------
Total property, plant and equipment.........    $ 33,131        $ 29,459
                                                ========        ========

     Accrued liabilities included salaries and wages of $6,269,000 and $7,725,000 at December 31, 1998 and 1997, respectively. Accrued warranty reserves were $3,165,000 and $3,047,000 at December 31, 1998 and 1997,
respectively.

NOTE 5.  STOCKHOLDER'S EQUITY

     Allegheny Teledyne sponsors an incentive plan that provides for stock option awards to officers and key employees. Water Pik Technologies has officers and key employees who have participated in this plan. Water Pik Technologies accounts for its stock option plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant.

     If compensation cost for these options had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $164,000, $23,000, and $20,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (there were no option grants in 1997):

                                                          1998     1997    1996
                                                          -----    ----    -----
Expected dividend yield.................................    2.9%    --%      3.9%
Expected volatility.....................................     31%    --%       31%
Risk-free interest rate.................................    4.9%    --%      6.3%
Expected lives..........................................    8.0     --       8.0
Weighted-average fair value of options granted during     $6.95    $--     $4.25
  year..................................................

     The pro forma amounts above are not necessarily representative of the effects of awards on future pro forma earnings because future grants of employee stock options by Water Pik Technologies management may not be comparable to awards made to employees while Water Pik Technologies was part of Allegheny Teledyne and the assumptions used to compute the fair value of any stock option awards will be specific to Water Pik Technologies and therefore may not be comparable to the Allegheny Teledyne assumptions used.

     Stock option transactions in Allegheny Teledyne common stock under Allegheny Teledyne's incentive plan for Water Pik Technologies employees are summarized as follows:

                                  1998                    1997                   1996
                          ---------------------   --------------------   --------------------
                                      WEIGHTED-               WEIGHTED               WEIGHTED
                                       AVERAGE                AVERAGE                AVERAGE
                          NUMBER OF   EXERCISE    NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                           SHARES       PRICE      SHARES      PRICE      SHARES      PRICE
                          ---------   ---------   ---------   --------   ---------   --------
Outstanding beginning of
  year..................    45,200     $12.94      46,200      $12.94     25,025      $11.52
Granted.................   208,000     $22.31          --      $   --     21,175      $14.61
Exercised...............        --     $   --     (1,000)      $12.86         --      $   --
                           -------     ------      ------      ------     ------      ------
Outstanding end of
  year..................   253,200     $20.64      45,200      $12.94     46,200      $12.94
                           =======     ======      ======      ======     ======      ======
Exercisable at end
  of year...............    30,531     $12.37      21,156      $11.72     10,106      $10.37
                           =======     ======      ======      ======     ======      ======

     Exercise prices for outstanding options to purchase Allegheny Teledyne common stock as of December 31, 1998 ranged from $8.51 to $25.88. The weighted-average remaining contractual life of those options is 9.2 years.

     In connection with the spin-off of Water Pik Technologies, outstanding stock options held by Water Pik Technologies employees will be converted into options to purchase Water Pik Technologies common stock. The number of shares and the exercise price of each Allegheny Teledyne option that is converted to a Water Pik Technologies option will be converted based upon a formula that preserves the inherent economic value, vesting and term provisions of such Allegheny Teledyne options. The exchange ratio and fair market value of the Water Pik Technologies common stock, upon active trading, will also impact the number of options issued to Water Pik Technologies employees. The ultimate number of stock options to be held by Water Pik Technologies employees and the number and exercise price of the Water Pik Technologies stock options to be issued, subject to the above calculation, cannot yet be determined.

     Water Pik Technologies intends to establish its own long-term incentive plan which will provide its Board of Directors the flexibility to grant restricted stock, incentive stock options, stock appreciation rights and non-qualified stock options to officers and employees of Water Pik Technologies.

NOTE 6.  RELATED PARTY TRANSACTIONS

     The accompanying financial statements include transactions with Allegheny Teledyne as follows:

                                                    1998       1997       1996
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Net advances from Allegheny Teledyne, beginning
  of the year....................................  $80,852    $85,306    $72,132
Net cash transactions with Allegheny Teledyne:
  Current provision for income taxes.............    7,022     10,605      5,312
  Insurance expense..............................    3,948      4,263      4,069
  Corporate general and administrative expense...    2,358      2,412      2,157
  Pension expense................................    1,483      1,591      1,591
  Other net cash to Allegheny Teledyne...........  (18,034)   (40,877)    (7,308)
                                                   -------    -------    -------
  Net cash transactions with Allegheny
     Teledyne....................................   (3,223)   (22,006)     5,821
Net income.......................................   11,495     17,552      7,353
                                                   -------    -------    -------
Net advances from Allegheny Teledyne, end of
  the year.......................................  $89,124    $80,852    $85,306
                                                   =======    =======    =======

     Water Pik Technologies participates in Allegheny Teledyne's centralized cash management system. Cash receipts in excess of cash requirements are transferred to Allegheny Teledyne. These transactions with Allegheny Teledyne are non-interest bearing and the net advances fluctuate on a daily basis.

     Corporate general and administrative expenses represent allocations for expenses incurred by Allegheny Teledyne on the Company's behalf including costs for finance, legal, tax and human resources functions. Amounts above were allocated based on net sales, which management believes to be reasonable. Water Pik Technologies also participates in casualty, medical and life insurance programs sponsored by Allegheny Teledyne. In the opinion of management, the allocations of these expenses are reasonable. The expenses allocated for these services and programs are not necessarily indicative of the expenses that would have been incurred if Water Pik Technologies had been a separate, independent public entity and had managed these functions. The Company may incur additional general and administrative expenses, pension and insurance costs and other costs as a result of operating independently of Allegheny Teledyne.

     In addition, prior to and in connection with the spin-off, Water Pik Technologies and Allegheny Teledyne will enter into agreements providing for the separation of the companies and governing various relationships for separating employee benefits, tax obligations, indemnification and transition services.

     There was a payable of $136,000 at December 31, 1998 and $218,000 at December 31, 1997 to other Allegheny Teledyne subsidiaries.

NOTE 7.  INCOME TAXES

     Water Pik Technologies is included in the consolidated federal and certain state income tax returns of Allegheny Teledyne. Any required tax payments were made by Allegheny Teledyne as part of its consolidated returns. Provision for income taxes was calculated as if Water Pik Technologies had filed separate income tax returns. Provision for income taxes was as follows:

                                                    1998       1997        1996
                                                   ------    ---------    ------
                                                          (IN THOUSANDS)
Current:
  Federal........................................  $6,070    $   9,115    $4,566
  State..........................................     952        1,490       746
                                                   ------    ---------    ------
     Total.......................................   7,022       10,605     5,312
                                                   ------    ---------    ------
Deferred:
  Federal........................................     599          701      (299)
  State..........................................      42           58       (49)
                                                   ------    ---------    ------
     Total.......................................     641          759      (348)
                                                   ------    ---------    ------
Provision for income taxes.......................  $7,663    $  11,364    $4,964
                                                   ======    =========    ======

     The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                            1998    1997    1996
                                                            ----    ----    ----
Federal tax rate..........................................  35.0%   35.0%   35.0%
State and local income taxes, net of federal tax
  benefit.................................................   3.5     3.4     4.0
Other.....................................................   1.5     0.9     1.3
                                                            ----    ----    ----
Effective income tax rate.................................  40.0%   39.3%   40.3%
                                                            ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense were as follows:

                                                               1998      1997
                                                              ------    ------
                                                               (IN THOUSANDS)
Deferred Income Tax Assets:
  Reserves..................................................  $3,587    $4,081
  Inventory valuation.......................................   1,496     1,497
  Vacation pay accrual......................................     883       925
  Deferred compensation and other benefit plans.............     133        26
  Intangible assets.........................................       8       333
  Other items...............................................      16        69
                                                              ------    ------
Total deferred income tax assets............................   6,123     6,931
                                                              ------    ------
Deferred Income Tax Liabilities:
  Bases of property, plant and equipment....................     114       281
                                                              ------    ------
Total deferred income tax liabilities.......................     114       281
                                                              ------    ------
Net deferred income tax asset...............................  $6,009    $6,650
                                                              ======    ======

NOTE 8.  PENSION PLAN AND RETIREMENT BENEFITS

     Certain Water Pik Technologies employees participate in the noncontributory defined benefit plan sponsored by Allegheny Teledyne. Benefits under the defined benefit plan are generally based on years of service and/or final average pay. Allegheny Teledyne funds the pension plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code. Subsequent to the spin-off of Water Pik Technologies, Allegheny Teledyne will retain the obligation associated with the Water Pik Technologies employees that participate in this plan.

     Net periodic pension expense associated with the Allegheny Teledyne defined benefit plan allocated to Water Pik Technologies was $1,483,000 in the year ended December 31, 1998 and $1,591,000 in both the years ended December 31, 1997 and 1996.

     Water Pik Technologies participates in a defined contribution plan sponsored by Allegheny Teledyne maintained for substantially all of its employees. The costs associated with this plan were $616,000, $279,000 and $286,000 in 1998, 1997 and 1996, respectively. Subsequent to the distribution, Water Pik Technologies intends to establish its own enhanced defined contribution plan to replace the former defined benefit plan.

NOTE 9.  BUSINESS SEGMENTS

     Water Pik Technologies is a leader in the design, manufacturing and marketing of a broad range of well recognized personal health care products and pool and water-heating products. The Company competes in several product categories including: shower heads; oral health products; water filtration products; pool and spa heaters, controls, valves and water features; and residential and commercial water-heating systems.

     Water Pik Technologies operates in two business segments: Personal Health Care Products and Pool and Water-Heating Products.

     Information on the Company's business segments was as follows:

                                                    1998       1997       1996
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Sales:
  Personal Health Care Products.................  $125,763   $141,792   $141,133
  Pool and Water-Heating Products...............   110,025     99,375     74,542
                                                  --------   --------   --------
Total sales.....................................  $235,788   $241,167   $215,675
                                                  ========   ========   ========
Operating profit:
  Personal Health Care Products.................  $  9,426   $ 19,552   $  9,646
  Pool and Water-Heating Products...............     9,606      8,832      2,664
                                                  --------   --------   --------
Total operating profit..........................    19,032     28,384     12,310
Other income....................................       126        532          7
                                                  --------   --------   --------
Income before income taxes......................  $ 19,158   $ 28,916   $ 12,317
                                                  ========   ========   ========

Depreciation and amortization:
  Personal Health Care Products.................  $  3,234   $  3,706   $  3,233
  Pool and Water-Heating Products...............     3,090      2,682      2,349
                                                  --------   --------   --------
                                                  $  6,324   $  6,388   $  5,582
                                                  ========   ========   ========
Capital expenditures:
  Personal Health Care Products.................  $  5,194   $  4,390   $  4,405
  Pool and Water-Heating Products...............     3,456      2,090      1,605
                                                  --------   --------   --------
                                                  $  8,650   $  6,480   $  6,010
                                                  ========   ========   ========
Identifiable assets:
  Personal Health Care Products.................  $ 43,890   $ 50,559   $ 53,760
  Pool and Water-Heating Products...............    76,686     62,765     57,206
  Corporate.....................................     7,218      6,650      7,409
                                                  --------   --------   --------
                                                  $127,794   $119,974   $118,375
                                                  ========   ========   ========

NOTE 10.  ACQUISITIONS

     In August 1998, Water Pik Technologies acquired the assets of Trianco Heatmaker, Inc., a manufacturer of high efficiency gas and oil boiler and water-heating products based in Randolph, Massachusetts for $10,647,000 in cash. In connection with the purchase, the Company acquired operating assets with a fair value of $4,153,000 and assumed operating liabilities of $2,082,000. The goodwill recorded as part of this transaction was $8,576,000.

     In May 1996, Water Pik Technologies acquired Jandy Industries, Inc., a United States producer of water flow control valves and electronic control systems for the swimming pool industry. The business was purchased for $13,480,000 in cash, excluding payments for contingent consideration. In connection with the purchase, the Company acquired operating assets with a fair value of $11,001,000 and assumed operating liabilities of $10,346,000. The goodwill recorded as part of this transaction was $12,825,000. In addition, as part of this transaction, there was contingent consideration based on minimum sales volume achieved over the three years ended December 31, 1998, 1997 and 1996. The contingent consideration was accounted for as a purchase price adjustment. All minimum sales levels were achieved, and Water Pik Technologies paid $500,000 to the seller in each of these three years.

     Both of these acquisitions were accounted for as purchase transactions and their operations are included in the financial statements from the date of acquisition.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

     Rental expense under operating leases was $1,699,000 in 1998, $1,520,000 in 1997 and $1,454,000 in 1996. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1998, were as follows: $731,000 in 1999, $578,000 in 2000, $311,000 in 2001, $180,000
in 2002 and $85,000 in 2003.

     In connection with the spin-off, Allegheny Teledyne received a tax ruling from the Internal Revenue Service stating that the spin-off will be tax-free to Allegheny Teledyne and to Allegheny Teledyne's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including completion of the required public offering of the Company's common stock within approximately one year following the spin-off and use of the anticipated gross proceeds of $50,000,000 (less associated costs) for further development of high quality, lower cost manufacturing capabilities, for product line extensions, to expand channels of distribution, and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that the Company will sign prior to the spin-off, Water Pik Technologies will agree with Allegheny Teledyne to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between Allegheny Teledyne and Water Pik Technologies provides that the Company will indemnify Allegheny Teledyne and its representatives and agents for taxes imposed on, and other amounts paid by, them or Allegheny Teledyne stockholders if the Company takes actions or fails to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If the Company were required to so indemnify Allegheny Teledyne, such an obligation would have a material adverse effect on the Company's business, results of operations, financial condition and cash flow and the amount the Company could be required to pay could exceed its net worth by a substantial amount.

     A number of lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period or one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 12.  SUBSEQUENT EVENTS

     In August 1999, Water Pik Technologies acquired substantially all of the assets of Les Agencies Claude Marchand, Inc. ("Olympic"), a pool accessories manufacturer and distributor, doing business in Canada as Olympic Pool Accessories, for $2,500,000 in cash and a $6,687,000 promissory note. Olympic is located in Montreal, Quebec, and produces a full line of pool accessories ranging from cleaning and maintenance equipment supplies to white goods, ladders, solar reels, floating lounges, pool toys and games. Olympic's products are distributed in Canada, Europe and the United States. Water Pik Technologies expects to distribute these pool accessories in the U.S. and Europe under its Water Pik(TM) and Jandy(TM) brand names.

     This acquisition will be accounted for as a purchase transaction.

NOTE 13.  QUARTERLY DATA (UNAUDITED)

                                                        QUARTER ENDED
                                       -----------------------------------------------
                                       MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                       --------   -------   ------------   -----------
                                                       (IN THOUSANDS)
1998 --
Sales................................  $48,613    $56,864     $56,541        $73,770
Gross profit.........................  $19,114    $23,391     $23,801        $29,938
Net income...........................  $   555    $ 2,826     $ 3,015        $ 5,099
1997 --
Sales................................  $50,503    $63,832     $57,346        $69,486
Gross profit.........................  $19,363    $27,964     $24,513        $30,535
Net income...........................  $   988    $ 6,224     $ 4,047        $ 6,293

                          WATER PIK TECHNOLOGIES, INC.

                   COMBINED STATEMENTS OF INCOME (UNAUDITED)

                                                            FOR THE SIX MONTHS
                                                              ENDED JUNE 30,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------
                                                              (IN THOUSANDS)
SALES....................................................  $118,462    $105,477
Costs and expenses:
  Cost of sales..........................................    72,773      62,972
  Selling expenses.......................................    23,441      24,186
  General and administrative expenses....................    15,474      12,755
                                                           --------    --------
                                                            111,688      99,913
                                                           --------    --------
Earnings before other income.............................     6,774       5,564
Other income.............................................       119          71
                                                           --------    --------
INCOME BEFORE INCOME TAXES...............................     6,893       5,635
Provision for income taxes...............................     2,757       2,254
                                                           --------    --------
NET INCOME...............................................  $  4,136    $  3,381
                                                           ========    ========

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                                                          JUNE 30,      DECEMBER 31,
                                                            1999            1998
                                                         -----------    ------------
                                                         (UNAUDITED)     (AUDITED)
                                                               (IN THOUSANDS)
ASSETS
Cash...................................................   $     --        $     --
Accounts receivable....................................     38,212          46,335
Inventories............................................     19,878          18,760
Deferred income taxes..................................      5,154           7,218
Prepaid expenses and other current assets..............      1,041           1,228
                                                          --------        --------
     TOTAL CURRENT ASSETS..............................     64,285          73,541
Property, plant and equipment..........................     31,502          33,131
Cost in excess of net assets acquired..................     18,441          19,072
Other assets...........................................      1,970           2,050
                                                          --------        --------
     TOTAL ASSETS......................................   $116,198        $127,794
                                                          ========        ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable.......................................   $ 17,999        $ 18,880
Accrued liabilities....................................     19,474          18,883
                                                          --------        --------
     TOTAL CURRENT LIABILITIES.........................     37,473          37,763
Deferred income taxes..................................      1,152           1,209
                                                          --------        --------
     TOTAL LIABILITIES.................................     38,625          38,972
                                                          --------        --------
Stockholder's Equity:
  Net advances from Allegheny Teledyne.................     77,822          89,124
  Foreign currency translation losses..................       (249)           (302)
                                                          --------        --------
     TOTAL STOCKHOLDER'S EQUITY........................     77,573          88,822
                                                          --------        --------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY........   $116,198        $127,794
                                                          ========        ========

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

                 COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                            FOR THE SIX MONTHS
                                                              ENDED JUNE 30,
                                                            -------------------
                                                              1999       1998
                                                            --------    -------
                                                              (IN THOUSANDS)
OPERATING ACTIVITIES
  Net Income..............................................  $  4,136    $ 3,381
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................     4,162      3,343
     Deferred income taxes................................     2,007      1,262
     Gain on sale of property, plant and equipment........       (21)        (8)
  Change in operating assets and liabilities:
     Accounts receivable..................................     8,123     10,079
     Inventories..........................................    (1,118)      (248)
     Accounts payable.....................................      (881)    (4,081)
     Accrued liabilities..................................       591     (4,015)
     Other assets.........................................      (206)      (797)
  Other...................................................       240         41
                                                            --------    -------
     CASH PROVIDED BY OPERATING ACTIVITIES................    17,033      8,957
                                                            --------    -------
INVESTING ACTIVITIES:
  Purchase of property, plant and equipment...............    (1,669)    (2,222)
  Disposals of property, plant and equipment..............        32         18
  Other...................................................        42        (70)
                                                            --------    -------
     CASH USED IN INVESTING ACTIVITIES....................    (1,595)    (2,274)
                                                            --------    -------
FINANCING ACTIVITIES:
  Net advances to Allegheny Teledyne......................   (15,438)    (6,683)
                                                            --------    -------
     CASH USED IN FINANCING ACTIVITIES....................   (15,438)    (6,683)
                                                            --------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........        --         --
Cash and cash equivalents at beginning of year............        --         --
                                                            --------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD................  $     --    $    --
                                                            ========    =======

The accompanying notes are an integral part of these statements.

                          WATER PIK TECHNOLOGIES, INC.

            COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY (UNAUDITED)

                                          ADVANCES      ACCUMULATED
                                          (TO) FROM        OTHER
                                          ALLEGHENY    COMPREHENSIVE    STOCKHOLDER'S
                                          TELEDYNE        INCOME           EQUITY
                                          ---------    -------------    -------------
                                                        (IN THOUSANDS)
BALANCE, DECEMBER 31, 1997..............  $ 80,852         $(199)         $ 80,653
                                          ========         =====          ========
Net income..............................     3,381            --             3,381
Other comprehensive income, net of tax:
  Foreign currency translation losses...        --          (114)             (114)
                                          --------         -----          --------
Comprehensive income....................     3,381          (114)            3,267
Net transactions with Allegheny
  Teledyne..............................    (6,683)           --            (6,683)
                                          --------         -----          --------
BALANCE, JUNE 30, 1998..................  $ 77,550         $(313)         $ 77,237
                                          ========         =====          ========
BALANCE, DECEMBER 31, 1998..............  $ 89,124         $(302)         $ 88,822
                                          ========         =====          ========
Net income..............................     4,136            --             4,136
Other comprehensive income, net of tax:
  Foreign currency translation gains....        --            53                53
                                          --------         -----          --------
Comprehensive income....................     4,136            53             4,189
Net transactions with Allegheny
  Teledyne..............................   (15,438)           --           (15,438)
                                          --------         -----          --------
BALANCE, JUNE 30, 1999..................  $ 77,822         $(249)         $ 77,573
                                          ========         =====          ========

The accompanying notes are an integral part of these statements.

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

     These interim combined financial statements include the accounts of Water Pik Technologies, Inc. ("Water Pik Technologies" or the "Company"). These unaudited combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation have been included. These unaudited combined financial statements should be read in conjunction with the annual combined financial statements and related notes included in this Information Statement. The results of operations for these interim periods are not necessarily indicative of the operating results for a full year.

NOTE 2.  INVENTORIES

                                               JUNE 30,         DECEMBER 31,
                                                 1999               1998
                                             -------------    -----------------
                                                       (IN THOUSANDS)
Raw materials and supplies.................     $12,040            $11,616
Work-in-process............................       3,412              3,406
Finished goods.............................       9,445              8,795
                                                -------            -------
Total inventories at current cost..........      24,897             23,817
Less allowances to reduce current cost
  values to LIFO basis.....................      (5,019)            (5,057)
                                                -------            -------
Total inventories..........................     $19,878            $18,760
                                                =======            =======

NOTE 3.  BUSINESS SEGMENTS

     Information on the Company's business segments for the six months ended June 30, 1999 and 1998 was as follows:

                                                     1999        1998
                                                   --------    --------
                                                      (IN THOUSANDS)
Sales:
  Personal Health Care Products..................  $ 55,849    $ 55,147
  Pool and Water-Heating Products................    62,613      50,330
                                                   --------    --------
  Total sales....................................  $118,462    $105,477
                                                   ========    ========
Operating profit:
  Personal Health Care Products..................  $    330    $  1,018
  Pool and Water-Heating Products................     6,444       4,546
                                                   --------    --------
Total operating profit...........................     6,774       5,564
Other income.....................................       119          71
                                                   --------    --------
Income before income taxes.......................  $  6,893    $  5,635
                                                   ========    ========

NOTE 4.  COMMITMENTS AND CONTINGENCIES

     In connection with the spin-off, Allegheny Teledyne received a tax ruling from the Internal Revenue Service stating that the spin-off will be tax-free to Allegheny Teledyne and to Allegheny Teledyne's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including completion of the required public offering of the Company's common stock within approximately one year following the spin-off and use of the anticipated gross proceeds of $50,000,000 (less associated costs) for further development of high quality, lower cost manufacturing capabilities, for product line extensions, to expand channels of distribution, and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that the Company will sign prior to the spin-off, Water Pik Technologies will agree with Allegheny Teledyne to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between Allegheny Teledyne and Water Pik Technologies provides that the Company will indemnify Allegheny Teledyne and its representatives and agents for taxes imposed on, and other amounts paid by, them or its stockholders if the Company takes actions or fails to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If the Company were required to so indemnify Allegheny Teledyne, such an obligation could have a material adverse effect on the Company's business, results of operations, financial condition, and cash flow and the amount the Company could be required to pay could exceed its net worth by a substantial amount.

     A number of lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period or one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 5.  SUBSEQUENT EVENT

     In August 1999, Water Pik Technologies acquired substantially all of the assets of Les Agencies Claude Marchand, Inc. ("Olympic"), a pool accessories manufacturer and distributor, doing business in Canada as Olympic Pool Accessories, for $2,500,000 in cash and a $6,687,000 promissory note. Olympic is located in Montreal, Quebec, and produces a full line of pool accessories ranging from cleaning and maintenance equipment supplies to white goods, ladders, solar reels, floating lounges, pool toys and games. Olympic's products are distributed in Canada, Europe and the United States. Water Pik Technologies expects to distribute these pool accessories in the U.S. and Europe under its Water Pik(TM) and Jandy(TM) brand names.

     This acquisition will be accounted for as a purchase transaction.

                                 EXHIBIT INDEX

 2.1  Form of Separation and Distribution Agreement between
      Allegheny Teledyne Incorporated, TII Holdings, LLC, Teledyne
      Industries, Inc. and Water Pik Technologies, Inc.
 3.1  Form of Restated Certificate of Incorporation of Water Pik
      Technologies, Inc.
 3.2  Form of Amended and Restated Bylaws of Water Pik
      Technologies, Inc.
 4.1  Specimen Certificate for Common Stock of Water Pik
      Technologies, Inc.*
 4.2  Form of Rights Agreement between Water Pik Technologies,
      Inc. and ChaseMellon Shareholder Services, L.L.C.
 4.3  Credit Agreement*
10.1  Form of Tax Sharing and Indemnification Agreement between
      Allegheny Teledyne Incorporated and Water Pik Technologies,
      Inc.
10.2  Form of Interim Services Agreement between Allegheny
      Teledyne Incorporated and Water Pik Technologies, Inc.
10.3  Form of Employee Benefits Agreement between Allegheny
      Teledyne Incorporated and Water Pik Technologies, Inc.
10.4  Employment Agreement of Michael P. Hoopis*
10.5 Form of Employment Agreement entered into with certain executives of Water Pik Technologies, Inc., together with Schedule*
10.6  Form of Water Pik Technologies, Inc. 1999 Non-Employee
      Director Stock Compensation Plan
10.7  Form of Water Pik Technologies, Inc. 1999 Incentive Plan
10.8 Form of Water Pik Technologies, Inc. Fee Continuation Plan for Non-Employee Directors*
21.1  Significant Subsidiaries of Water Pik Technologies, Inc.*
27.1  Financial Data Schedule

-------------------------
* To be filed by amendment

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WATER PIK TECHNOLOGIES, INC.
                                          (Registrant)

                                          By:     /s/ MICHAEL P. HOOPIS
                                             -----------------------------------
                                          Name: Michael P. Hoopis
                                          Title: President and Chief Executive
                                          Officer

Date: September 13, 1999